This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 4, 2022 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________

Global Mofy Metaverse Limited
(Exact name of registrant as specified in its charter)

____________________

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000
+86-10-64376636
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 212-530-2208

____________________

Approximate date of commencement of proposed sale to the public:    Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Ordinary shares, par value US$0.00001 per share(1)	US$	US$
Total	US$	US$

____________

(1)      The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). In accordance with Rule 416(a), the registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED March 4, 2022

Global Mofy Metaverse Limited

Ordinary Shares

This is the initial public offering of            ordinary shares, par value $0.00001 per share, of Global Mofy Metaverse Limited, a Cayman Islands exempted company with limited liability. The offering price of our ordinary shares in this offering will be between US$            and US$            per share. Prior to this offering, there has been no public market for our ordinary shares.

We plan to list our ordinary shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “GMM”. Nasdaq might not approve such application, and if our application is not approved, this offering cannot be completed.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors.

Global Mofy Metaverse Limited, or Global Mofy Cayman, is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Global Mofy Cayman conduct its operations in China through a variable interest entity, or the VIE, Global Mofy (Beijing) Technology Co., Ltd., or Global Mofy China. Neither Global Mofy Cayman nor its subsidiaries own any shares in the VIE. Mofy Metaverse (Beijing) Technology Co., Ltd., or Global Mofy WFOE, the VIE and the VIE’s shareholders entered into a series of contractual agreements that establish the VIE structure, which we may refer to as the VIE Agreements. We have evaluated the guidance in FASB ASC 810 and determined that Global Mofy WFOE is the primary beneficiary of the VIE for accounting purposes as a result of the VIE Agreements. Accordingly, we treat the VIE and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For a description of our corporate structure and the VIE Agreements, see “Prospectus Summary — Corporate History and Structure” beginning on page 4 of this prospectus and “Business — Corporate History and Structure” beginning on page 76 of this prospectus. However, investors will not and may never directly hold equity interests in the Chinese operating companies. The VIE Agreements may not be effective in providing control over the VIE. Uncertainties exist as to our ability to enforce the VIE agreements, and the VIE agreements have not been tested in a court of law. The Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in our operations and the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 21 of this prospectus for certain risks related to the VIE Agreements.

(Prospectus cover continued on the following page.)

We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” on page 16 for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(4)
Initial public offering price(1)	$	$
Underwriting discounts(2)	$	$
Proceeds, before expenses, to us(3)	$	$

____________

(1)       Initial public offering price per share is assumed as $           per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)       We have agreed to pay the underwriter a discount equal to seven percent (7%) of the gross proceeds of this offering, expect that it should be six percent (6%) on amount sourced through company’s introduction For a description of other terms of the compensation to be received by the Underwriter, see “Underwriting” beginning on page 131.

(3)       Excludes fees and expenses payable to the Underwriter. The total amount of Underwriter’s expenses related to this offering is set forth in the section entitled “Underwriting.”

(4)       Assumes that the Underwriter does not exercise any portion of their over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our Underwriter for its out-of-pocket expenses) to be approximately $          , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 131.

This offering is being conducted on a firm commitment basis. Maxim Group LLC, the Underwriter, is obligated to take and pay for all of the ordinary shares if any such ordinary shares are taken. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise their option in full, the total underwriting discounts payable will be $            based on an assumed offering price of $            per ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $            . If we complete this offering, net proceeds will be delivered to us on the applicable closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures that require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 60.

The Underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about , 2022.

Maxim Group LLC

Prospectus dated           , 2022.

(Prospectus cover continued from preceding page.)

Cash is transferred through our organization in the manner as follows: (i) Global Mofy Cayman may transfer funds to the Global Mofy WFOE, through our Hong Kong subsidiary, by additional capital contributions or shareholder loans, as the case may be; (ii) Global Mofy WFOE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to Global Mofy WFOE are remitted as services fees; and (iv) Global Mofy WFOE may make dividends or other distributions to us through our Hong Kong subsidiary. As a holding company, Global Mofy Cayman may rely on dividends and other distributions on equity paid by Global Mofy WFOE for our cash and financing requirements. If Global Mofy WFOE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. To date, we have not raised any capital, and thus, have not transferred funds to Global Mofy WFOE. In the future, however, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to Global Mofy WFOE via capital contribution or shareholder loans. As of the date of this prospectus, there have not been any such dividends or other distributions from Global Mofy WFOE to our Hong Kong subsidiary. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China. As of the date of this prospectus, the VIE has not remitted any services fees to WFOE. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. For more details, see “Prospectus Summary — Transfer of Cash Through our Organization” on page 12 of this prospectus.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 21 of this prospectus.

In particular, as substantially all of our operations are conducted through the VIE and the VIE’s subsidiaries in China,, we are subject to certain legal and operational risks associated with the VIE’s operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that our subsidiaries, the VIE, or the VIE’s subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor has our Cayman Islands holding company, any of our subsidiaries or the VIE received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries or VIE to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors — Risks Related to Doing Business in China” beginning on page 25 and “– Risks Related to this Offering,” beginning on page 51 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our ordinary shares.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, the Public Company Accounting Oversight Board, or the PCAOB, issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. A termination in the trading of our securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 41 of this prospectus.

i

ABOUT THIS PROSPECTUS

We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the U.S. Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our ordinary shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Beijing Mofy” refers to Mofy (Beijing) Film Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China;

•        “Global Mofy Cayman” refers to Global Mofy Metaverse Limited, a limited liability company organized under the laws of Cayman Islands;

•        “Global Mofy HK” refers to Global Mofy HK Limited, a limited liability company organized under the laws of Hong Kong, which is wholly-owned by Global Mofy Cayman;

•        “Global Mofy WFOE” refers to Mofy Metaverse (Beijing) Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy HK;

•        “Kashi Mofy” refers to Kashi Mofy Interactive Digital Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

•        “ordinary shares” refers to the ordinary shares of the Company, par value US$0.00001 per share;

•        “RMB” are to the legal currency of China;

•        “Shanghai Mofy” Shanghai Mo Ying Fei Huan Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Global Mofy China;

•        “VIE” or “Global Mofy China” refers to Global Mofy (Beijing) Technology Co., Ltd., the variable interest entity;

•        “VIE Agreements” refers to a series of contractual arrangements, including the Exclusive Call Option Agreement, Business Operation Agreement, Consultation and Service Agreement, Equity Pledge Agreement, and Shareholder Voting Proxy Agreement between Global Mofy WFOE, the VIE, and the shareholders of the VIE;

•        “U.S. dollars,” “$,” “US$,” and “dollars” are to the legal currency of the United States;

•        “we,” “us,” “our Company,” “the Company,” “our,” “Global Mofy Cayman” refer to Global Mofy Metaverse Limited;

•        “Xi’an Mofy” refers to Xi’an Digital Cloud Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is 60% owned by Global Mofy China.

Global Mofy China, the VIE, and its subsidiaries conduct business in the PRC, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus.    In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares, discussed under “Risk Factors,” before deciding whether to buy our ordinary shares.

Overview

We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications. Based on our acknowledgement of the industry, we believe we are one of the leading digital asset banks in China, which consists of more than 7,000 high-quality 3D digital assets. With our strong technology platform and industry track record, we are able to attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. We primarily operate in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily quoted in fixed price, payable on a milestone basis, which requires us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Marketing

We provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. The advertisements are in different format, including but not limited to short video, landing pages and static materials.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, television series, AR/VR, animation, adverting and gaming. Our digital assets mainly consist of high-quality 3D renders of scenes, characters and objects. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

For the year ended September 30, 2021, our revenues were $14.27 million, representing approximately 183% increase from the same period in 2020. The increase was primarily due to expansion into digital marketing and digital asset development business. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customers and booming popularity of the metaverse. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development. It is expected that the digital asset development business will contribute a much larger proportion of our total revenues in fiscal year of 2022.

Competitive Advantages

We are committed to provide our customers with quality technology service and to become the largest 3D digital asset provider in China. We believe that we have a number of competitive advantages that will enable us to maintain and further improve our market position in the industry. Our competitive advantages include:

•        We own proprietary “Mofy Lab” technology platform.    Our technology platform consists of 3D rebuilt technology and AI interactive technology which enable us to precisely convert almost all physical world objects into high definition 3D digital assets. With this technology platform, we are able to create high-quality virtual contents and digital assets quickly and cost-effectively to meet highly differentiated needs of our customers.

•        We are an established player in the metaverse industry.    We are one of the early entrants in the metaverse industry in China. Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. These digital assets can be quickly deployed and integrated by our customers with minimal customization, thus reducing project costs and expediate completion time.

•        Our staff and management are experienced and diversified in operations and managements.    Our key team members have more than 10 years of experience in their respective fields. The founder, Haogang Yang, is a serial entrepreneur with extensive experience in business management and operation. He realized the value of digital assets in the field of virtual contents as early as in early 2019 and firmly led Global Mofy China to reserve digital assets, which has brought Global Mofy China to occupy the dominant position. In addition, Global Mofy China features with a diverse senior management team. Ms. Wenjun Jiang, the Chief Technology Officer of the Company, has more than 15 years’ experience in virtual technology. Global Mofy China’s principal operation is intelligence intensive. Since inception, Global Mofy China has pooled a large number of managerial talents in the industry forming a professional and stable operation and management team.

Our Growth Strategy

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We plan to implement the following growth strategies to achieve our goal:

•        We will continue to focus on the research and development of our technologies.    Global Mofy China has been focusing on research and development since its inception and there were approximately 22 employees engaging in research and development as of February 28, 2022. Global Mofy China is a national certified high-tech enterprise by both the Beijing Municipal Science & Technology Commission and the Administrative Commission of Zhongguancun Science Park for its cutting-edge 3D rebuilt and AI interactive technologies. As our company continues to grow in size and the rapid development of technologies in the metaverse industry, Global Mofy China is placing an increasing emphasis on research and development. In addition to continuously optimizing our technology, we, through the VIE and its subsidiaries, will accelerate the development of digital assets, with the expectation to convert at least 10,000 assets a year to expand our competitive advantage.

•        We aim to maintain and further develop business relationships with our customers and potential players in the metaverse industry.    We have developed years of relationships with both upstream and downstream entities of the industry. Our founding team has built solid connections with Tencent, Alibaba, and other first-line leading metaverse platforms in China. We have also developed business relationships with Youku, Perfect World, Wimi Hologram, and other content companies across many varied segments of the industry.

•        We plan to cooperate with or acquire similar digital assets providers to expand our digital assets content in order to implement our business strategy.    Besides Global Mofy China, there are currently handful independent high-definition 3D digital asset providers worldwide. However, they achieve merely average performance due to outdated operating concepts. Within 12 to 24 months of listing on Nasdaq, Global Mofy China plans to develop strategic partnership, or to eventually acquire similar digital assets providers to further expand our digital assets reserve.

Our Corporate History and Structure

Global Mofy Cayman is a holding company incorporated under the laws of the Cayman Islands and has no operation of its own. It operates through Global Mofy China and its subsidiaries in China. On January 5, 2022, Global Mofy WFOE entered into the VIE Agreements with Global Mofy China and its shareholders that established the VIE structure. The VIE structure involves unique risks to investors. Neither we nor our subsidiaries own any shares in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through the VIE Agreements. We have evaluated the guidance in FASB ASC 810 and determined that Global Mofy WFOE is the primary beneficiary of Global Mofy China for accounting purposes as a result of the VIE Agreements. Accordingly, we treat Global Mofy China and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. As of the date of this prospectus, the VIE Agreements have not been tested in a court of law. If the Chinese regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our operation and financial performance. It could also result in a material change in the value of the securities offered by us in this prospectus, causing the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 21.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of             ordinary shares being offered, assuming the representative does not exercise its over-allotment option. For more detail on our corporate history, please refer to “Business — Corporate History and Structure” beginning on page 76 of this prospectus.

James Yang Mofy Limited
Pre-offering/Post-offering: 46.21% / %
Lianhe Universe Holding Group Limited
Pre-offering/Post-offering: 9.61 % / %
New JOLENE&R L.P.
Pre-offering/Post-offering: 7.66% / %
New Luyuchao Limited
Pre-offering/Post-offering: 5.54 % / %
others
Pre-offering/Post-offering: 30.98% / %
IPO Investors
Post-offering: %
Global Mofy Metaverse Limited (“Global Mofy Metaverse”) (a Cayman Islands company)
100%
Global Mofy HK Limited (“Global Mofy HK”) (a Hong Kong company)
Offshore
100%
Onshore
Mofy Metaverse (Beijing) Technology Co., Ltd. (“Global Mofy WFOE”) (a PRC company)
Contractual Agreements
Haogang Yang
47.42%
Hainan Union Management Co., Ltd.
9.9%
Murui Enterprise Management (Beijing) Partnership
7.9%
YuChao Lu
5.7%
Others
29.08%
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China” or “VIE”) (a PRC company)
100%
Shanghai Mo Ying Fei Huan Technology Co., Ltd.
100%
Kashi Mofy Interactive Digital Technology Co., Ltd.
60%
Xi’an Digital Cloud Technology Co., Ltd.
60%
Mofy (Beijing) Film Technology Co., Ltd.

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China, the VIE, and its subsidiaries. The consolidation of Global Mofy Cayman, its subsidiaries and the VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Global Mofy HK was incorporated on October 21, 2021 under the law of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development. Global Mofy WFOE had entered into VIE Agreements with Global Mofy China and its shareholders.

Global Mofy China was incorporated on November 22, 2017 under the laws of the People’s Republic of China. The registered principal activity of the company is technology development, technical services, design and produce advertisement, and film screening. Global Mofy China is one of our operating entities.

Shanghai Mofy was incorporated on May 11, 2020 under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Kashi Mofy was incorporated on July 31, 2019 under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Xi’an Mofy was incorporated on June 8, 2018 under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

Beijing Mofy was incorporated on February 7, 2018 under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

The VIE Agreements

Due to PRC legal restrictions on foreign ownership, neither Global Mofy Cayman nor its subsidiaries own any direct equity interest in Global Mofy China. On January 5, 2022, Global Mofy WFOE entered into the VIE Agreements with Global Mofy China and all the shareholders of Global Mofy China, or the Global Mofy China Shareholders. There are 13 Global Mofy China shareholders in total. Haogang Yang, Hainan Union Management Co., Ltd., Murui Enterprise Management (Beijing) Partnership, Yuchao Lu are more than five percent shareholders of Global Mofy China. Haogang Yang owns 47.42% of the shares. Hainan Union Management Co., Ltd., which is controlled by Dengyao Jia, owns 9.9% of the shares. Murui Enterprise Management (Beijing) Partnership, which is controlled by Haogang Yang, owns 7.9% of the shares. Yuchao Lu owns 5.7% of the shares.

Contractual Arrangements between Global Mofy WFOE and Global Mofy China

Each of the VIE Agreements is described in detail below:

Consultation and Services Agreement

Pursuant to the Consultation and Services Agreement between Global Mofy WFOE and Global Mofy China, as amended, Global Mofy WFOE is engaged as exclusive provider of management consulting services to Global Mofy Beijing. For such services, Global Mofy China agrees to pay service fees determined based on all of its net income to Global Mofy WFOE or Global Mofy WFOE has obligation to absorb all of the losses of Global Mofy China.

The Consultation and Services Agreement, as amended, remains in effect for 30 years until January 05, 2052. The agreement can be extended only if Global Mofy WFOE gives its written consent of extension of the agreement and Global Mofy China then may extend without reservation.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement, the Global Mofy China Shareholders irrevocably granted Global Mofy WFOE or its designee an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Global Mofy China held by the Global Mofy China Shareholders.

The agreements will terminate at the date on which all of these shareholders’ equity interests of Global Mofy China has been transferred to Global Mofy WFOE or its designee.

Business Operation Agreement

Pursuant to the Business Operation Agreement between Global Mofy China and Global Mofy WFOE, Global Mofy WFOE provides Global Mofy China with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Global Mofy China by Global Mofy WFOE under this agreement, Global Mofy WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Global Mofy WFOE. The service fee should approximately equal to Global Mofy China’s net profit.

Business Operation Agreement remains in effect unless Global Mofy WFOE commits gross negligence, or a fraudulent act, against Global Mofy China. Nevertheless, Global Mofy WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Global Mofy China at any time.

Shareholder Voting Proxy Agreement

Pursuant to the Shareholder Voting Proxy Agreement, the shareholders of Global Mofy China give Global Mofy WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Global Mofy China and to exercise all of their rights as shareholders of Global Mofy China, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Global Mofy China. In consideration of such granted rights, Global Mofy WFOE agrees to provide the necessary financial support to Global Mofy China whether or not Global Mofy China incurs loss and agrees not to request repayment if Global Mofy China is unable to do so. The agreements shall remain in effect for 10 years till January 05, 2032 and will automatically be renewed for another 10 years at the end of the term, unless Global Mofy WFOE notifies other parties in writing 30 days before the expiration date.

Equity Pledge Agreement

Under the Equity Pledge Agreement between Global Mofy WFOE and the Global Mofy China Shareholders, the Global Mofy China Shareholders pledged all of their equity interests in Global Mofy China to Global Mofy WFOE to guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement. Under the terms of the Equity Pledge Agreement, in the event that Global Mofy China breaches its contractual obligations under the Business Operation Agreement, Global Mofy WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Global Mofy China Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Global Mofy WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Global Mofy China Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Global Mofy WFOE’s interest.

The Equity Pledge Agreement shall be effective until the full payment of the service fees under the Business Operation Agreement has been made and upon termination of Global Mofy China’s obligations under the Business Operation Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement, (2) ensure the shareholders of Global Mofy China do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Global Mofy WFOE’s interests without Global Mofy WFOE’s prior written consent and (3) provide Global Mofy WFOE control over Global Mofy China.

Currently, one of our beneficial owners, who is PRC resident, has not completed the Circular 37 Registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, assure you that each of our shareholders who are PRC residents will, in the future, complete the registration process as required by Circular 37. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. Please see “Risk Factors — Risks Related to Doing Business in China — One of our shareholders has not completed the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration” on page 37 of this prospectus.

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since Global Mofy WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

Risks Associated with our Corporate Structure and the VIE Agreements

We have evaluated the guidance in FASB ASC 810 and determined that Global Mofy WFOE is the primary beneficiary of Global Mofy China for accounting purposes as a result of the VIE Agreements. Accordingly, we treat Global Mofy China and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE Agreements are less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, Global Mofy China and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Global Mofy China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Global Mofy China and its shareholders of their contractual obligations under the VIE Agreements to exercise control over Global Mofy China. The shareholders of Global Mofy China may not act in the best interests of our Company or may not perform their obligations under these contracts. In addition, failure of the shareholders of Global Mofy China to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. As of the date of this prospectus, the VIE Agreements have not been tested in a court of law. If the Chinese regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our operation and financial performance. It could also result in a material change in the value of the securities offered by us in this prospectus, causing the value of such securities to significantly decline or become worthless. For a detailed description of the risks certainties of the VIE structure, see “Risk Factors — Risks Related to Our Corporate Structure” on page 21.

Coronavirus (COVID-19) Update

The ongoing outbreak of a novel strain of coronavirus (COVID-19) has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past years. In March 2020, the World Health Organization declared the COVID-19 to be a pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees and the communities in which we operate, including temporarily closing our offices and virtualizing, postponing, or canceling user, developer, creator, employee, or industry events, which may negatively impact our business.

The business of Global Mofy China was affected in the first half of 2020 because Global Mofy China’s main customers at the time are in the film, television and animation industries, which were impacted by the quarantine measures and travel restrictions. In the second half of 2020, Global Mofy China embraced a diversified business development pattern by engaging in the digital marketing services and exploiting customers in industries such as games, AR/VR, and advertising, which were less impacted by the restrictive measures, and thus the business returned to normal by the end of 2020. With the COVID-19 pandemic brought under control in China and the success of Global Mofy China in its diversified business development, our revenue was increased from $5.04 million for the fiscal year ended September 30, 2020 to $14.27 million for the fiscal year ended September 30, 2021. Also, we believe that the COVID-19 pandemic could accelerate adoption of metaverse, which we expect will generate additional opportunities for us in the future.

We believe it is unlikely that our business will be suspended because of the COVID-19 pandemic considering the vaccine rate and the case numbers in China. However, the actual impact caused by the COVID-19 pandemic will depend on its subsequent development, and there remains a possibility of further outbreak of COVID-19 forcing complete suspension of our business operations in the PRC. The impact in such an event may be out of our control and beyond our estimation and assessment.

The full extent to which the COVID-19 pandemic and the various responses to it impact our business, operations, and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including:

•        the duration and scope of the pandemic, including any potential future waves of the pandemic;

•        governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic;

•        the availability of and cost to access the capital markets;

•        the effect of the pandemic on our developers;

•        disruptions or restrictions on our employees’ ability to work and travel; and

•        interruptions related to our infrastructure and partners.

Summary of Risk Factors

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 21 of this prospectus.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 21 of this prospectus, include but are not limited to the following:

•        If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiary, VIE and its subsidiaries that conduct all or substantially all of our operations.

•        We rely on contractual arrangements with the VIE in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

•        Any failure by Global Mofy China, the VIE, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•        We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

•        Global Mofy China Shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•        Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe/owes additional taxes, which could negatively affect our results of operations and the value of your investment.

Risks Related to Doing Business in China

Risks related to doing business in China, beginning on page 25 of this prospectus, include but are not limited to the following:

•        There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

•        PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiary.

•        We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary.

•        Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

•        Uncertainties with respect to the Chinese legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

•        Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

•        We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

•        Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

•        The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

•        The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

Risks Related to Our Business and Industry

Risks related to our business and industry, beginning on page 44 of this prospectus, include but are not limited to the following:

•        We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

•        We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations.

•        Our efforts and investments in technology development may not always produce the expected results.

•        Our business is dependent on certain major customers and suppliers and changes or difficulties in our relationships with them may harm our business and financial results.

•        We are expanding fast. If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

•        We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

•        Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our services could be materially and adversely affected.

•        We may fail to protect our intellectual properties.

Risks Related to the Offering and Our Ordinary Shares

Risks related to the offering and our ordinary shares, beginning on page 51 of this prospectus, include but are not limited to the following:

•        The initial public offering price of our ordinary shares may not be indicative of the market price of our ordinary shares after this offering. In addition, an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained, and our stock price may be volatile.

•        We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.

•        For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements.

•        As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Implication of Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, these recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 41.

Transfer of Cash Through Our Organization

Cash is transferred through our organization in the manner as follows: (i) Global Mofy Cayman may transfer funds to Global Mofy WFOE, through Global Mofy HK, by additional capital contributions or shareholder loans, as the case may be; (ii) Global Mofy WFOE may provide loans to the VIE, subject to statutory limits and restrictions; (iii) funds from the VIE to Global Mofy WFOE are remitted as services fees; and (iv) Global Mofy WFOE may make dividends or other distributions to us through Global Mofy HK.

Global Mofy Cayman is a holding company with no operations of its own. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Global Mofy Cayman is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Global Mofy HK is also permitted under the laws of Hong Kong to provide funding to Global Mofy Cayman through dividend distribution without restrictions on the amount of the funds.

Global Mofy HK may transfer funds to Global Mofy WFOE through an increase in the registered capital or loans to Global Mofy WFOE. Global Mofy WFOE has the exclusive right to provide or designate any entity to provide the VIE with business support, technical and consulting services in exchange for service fees from the VIE. Global Mofy WFOE may provide loans to the VIE, subject to statutory limits and restrictions.

To make capital contributions to our PRC subsidiary, Global Mofy WFOE, the amount of capital contribution shall be limited to the registered capital of Global Mofy WFOE. However, Global Mofy WFOE may increase its registered capital with the local Administration for Market Regulation (AMR) at any time. In practice, under the condition that Global Mofy WFOE is prepared with complete materials, the local AMR will generally approve the application within several business days, and the local bank’s approval for the inward remittances of registered capital can be also completed within a few business days.

To make loans to Global Mofy WFOE or the VIE, according to the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently one, which may be adjusted by the People’s Bank of China and the State Administration of Foreign Exchange in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at two times the borrower’s net assets. When Global Mofy WFOE and the VIE jointly apply for borrowing foreign debt, the upper limit of borrowing shall be two times of the net assets in the consolidated financial statement, and VIE shall make a commitment to give up its application for borrowing foreign debt in its own name. Furthermore, Global Mofy WFOE, as a foreign-invested enterprise, may also choose to calculate the upper limit of foreign debt borrowing based on the surplus between the total investment in projects approved by the verifying departments and the registered capital. Global Mofy Cayman can make loans to Global Mofy WFOE within the range of the surplus.

To date, we have not raised any capital, and thus, have not transferred funds to Global Mofy WFOE. In the future, however, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to Global Mofy WFOE via capital contribution or shareholder loans. As of the date of this prospectus, there have not been any such dividends or other distributions from Global Mofy WFOE to our Global Mofy HK. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Global Mofy Cayman to Global Mofy HK or from Global Mofy HK to Global Mofy Cayman. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit Global Mofy WFOE to pay dividends to Global Mofy HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our securities.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. In order for us to pay dividends to our shareholders, we will rely on payments made from Global Mofy WFOE and Global Mofy HK. Certain payments from Global Mofy WFOE to Global Mofy HK are subject to PRC taxes, including business taxes and VAT. As of the date of this prospectus, our PRC subsidiary, VIE and its subsidiaries have not made any transfers or distributions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Global Mofy WFOE to its immediate holding company, Global Mofy HK. As of the date of this prospectus, Global Mofy WFOE does not have plan to declare and pay dividends to Global Mofy HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Global Mofy HK intends to apply for the tax resident certificate when Global Mofy WFOE plans to declare and pay dividends to Global Mofy HK. See “Risk Factors — Risks Related to Our Corporate Structure — We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares” on page 23 of this prospectus.

Regulatory Permissions

Our subsidiaries have obtained all material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC, including the business license. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. The VIE and the VIE’s subsidiaries in China do not need specific licenses for our metaverse business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this prospectus, none of our Company, our subsidiaries, the VIE, or the VIE’s subsidiaries has applied for, received or been denied approval from any Chinese authorities to list on the Nasdaq Stock Market, nor received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities. We believe that we, our subsidiaries and the VIE and the VIE’s subsidiaries are not required to obtain permission from Chinese authorities to issue these securities to foreign investors based on the PRC laws, regulations and rules currently in effect. However, if we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in

PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

We believe that none of our Company, our subsidiaries, the VIE, or the VIE’s subsidiaries are currently required to obtain approval from Chinese authorities, including the CSRC, or the CAC, to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit the payments or remittance of dividends by our PRC subsidiary, VIE and its subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor Friedman LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

Although we are currently not required to obtain permission from any of the PRC governmental agencies to obtain such permission and has not received any denial to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. For more detailed information, see “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval” on page 43 and “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.” on page 38.

Corporate Information

Our principal executive office is located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing People’s Republic of China. The telephone number of our principal executive offices is +86-10-64376636. Our registered agent in the Cayman Islands is ICS Corporate Services (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

Selected Condensed Consolidated Financial Schedules

The consolidated financial statements included in this prospectus reflect financial position, operations and cash flows of Global Mofy Cayman, its subsidiaries, the VIE and the VIE’s subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of Global Mofy Cayman (“Parent” in the tables below), Global Mofy HK and Global Mofy WFOE (“Subsidiaries” in the tables below), Global Mofy China (“VIE” in the tables below), and the subsidiaries of Global Mofy China (“VIE’s Subsidiaries” in the table below), together with eliminating adjustments:

Consolidated Statements of Operations Information

	For the year ended September 30, 2021				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Revenues	$—	$—	$14,268,184	$—	$14,268,184
Share of income from VIE and VIE’s Subsidiaries	$1,416,462	$—	$—	$(1,416,462)	$—
Net Income	$1,416,462	$—	$1,414,167	$(1,416,462)	$1,414,167
Comprehensive income	$1,417,891	$—	$1,422,150	$(1,417,891)	$1,422,150
	For the year ended September 30, 2020				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Revenues	$—	$—	$5,042,521	$—	$5,042,521
Share of loss from VIE and VIE’s Subsidiaries	$(541,259)	$—	$—	$541,259	$—
Net loss	$(541,259)	$—	$(486,284)	$541,259	$(486,284)
Comprehensive loss	$(541,313)	$—	$(494,953)	$541,313	$(494,953)

Consolidated Balance Sheets Information

	As of September 30, 2021				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Cash	$—	$—	$1,088,694	$—	$1,088,694
Current assets	$—	$—	$8,107,979	$—	$8,107,979
Equity in VIE and VIE’s Subsidiaries through VIE agreements	$2,359,121	$—	$—	$(2,359,121)	$—
Non-current assets	$2,359,121	$—	$927,208	$(2,359,121)	$927,208
Total Assets	$2,359,121	$—	$9,035,187	$(2,359,121)	$9,035,187
Current liabilities	$—	$—	$6,688,989	$—	$6,688,989
Non-current liabilities	$—	$—	$132,942	$—	$132,942
Total liabilities	$—	$—	$6,821,931	$—	$6,821,931
Shareholders’ equity	$2,359,121	$—	$2,213,256	$(2,359,121)	$2,213,256
	As of September 30, 2020				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Cash	$—	$—	$8,758	$—	$8,758
Current assets	$—	$—	$2,029,714	$—	$2,029,714
Equity in VIE and VIE’s Subsidiaries through VIE agreements	$122,967	$—	$—	$(122,967)	$—
Non-current assets	$122,967	$—	$869,465	$(122,967)	$869,465
Total Assets	$122,967	$—	$2,899,179	$(122,967)	$2,899,179
Current liabilities	$—	$—	$2,616,347	$—	$2,616,347
Non-current liabilities	$—	$—	$309,989	$—	$309,989
Total liabilities	$—	$—	$2,926,336	$—	$2,926,336
Shareholders’ equity (deficit)	$122,967	$—	$(27,157)	$(122,967)	$(27,157)

Consolidated Cash Flows Information

	For the year ended September 30, 2021				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Net cash used in operating activities	$—	$—	$(1,473,281)	$—	$(1,473,281)
Net cash used in investing activities	$—	$—	$(81,189)	$—	$(81,189)
Net cash provided by financing activities	$—	$—	$2,623,352	$—	$2,623,352
	For the year ended September 30, 2020				Consolidated
	Parent	Subsidiaries	VIE and VIE’s Subsidiaries	Elimination
Net cash used in operating activities	$—	$—	$(1,104,232)	$—	$(1,104,232)
Net cash used in investing activities	$—	$—	$(301,382)	$—	$(301,382)
Net cash provided by financing activities	$—	$—	$1,062,385	$—	$1,062,385

The following table represents the roll-forward of the investments in our subsidiaries, the VIE and the VIE’s subsidiaries:

USD
As of September 30, 2019	56,394
Additional investment in VIE and VIE’s Subsidiaries	607,886
Share of loss from VIE and VIE’s Subsidiaries	(541,259)
Other comprehensive income from foreign currency translation adjustment	(54)
As of September 30, 2020	122,967
Additional investment in VIE and VIE’s Subsidiaries	818,263
Share of income from VIE and VIE’s Subsidiaries	1,416,462
Other comprehensive income from foreign currency translation adjustment	1,429
As of September 30, 2021	2,359,121

THE OFFERING

Shares Offered	ordinary shares (or ordinary shares assuming that the underwriters exercise their over-allotment option in full)
Over-allotment Option

We have granted the underwriter an option exercisable up to 45 days after the closing of this offering to purchase up to an additional 15% of the ordinary shares sold in this offering on the same terms as the other ordinary shares being purchased by the underwriter from us.

Ordinary shares outstanding prior to completion of this offering	5,130,631 ordinary shares
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares assuming that the underwriters exercise their over-allotment option in full)
Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $            , based on an initial public offering price of $           per ordinary share and after deducting estimated underwriting discounts and advisory fee and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. See “Use of Proceeds” on page 60 of this prospectus for more information.

Underwriter	Maxim Group LLC
Nasdaq Trading symbol

We intend to list our ordinary shares on Nasdaq Capital Market under the symbol “GMM”. Our application could be rejected by Nasdaq, and this offering may not close until we have received Nasdaq’s approval for our application.

Transfer Agent
Risk Factors

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of, and elsewhere in, this prospectus before deciding to invest in our ordinary shares.

Lock-Up

We, our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding ordinary shares have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares for a period ending 180 days after the commencement of the trading of the ordinary shares. See “Underwriting” beginning on page 131 for more information.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiary, VIE and its subsidiaries that conduct all or substantially all of our operations.

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Global Mofy WFOE, our wholly-owned subsidiary incorporated in the PRC. We have, through Global Mofy WFOE, entered into a series of contractual arrangements with the VIE and its shareholders, respectively, which enable us to (i) exercise control over the VIE through enforcing the VIE Agreements, (ii) receive substantially all of the economic benefits of the VIE, (iii) have the pledge right over the equity interests in the VIE as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate their financial results under U.S. GAAP. See “Prospectus Summary — Corporate History and Structure” beginning on page 4 of this prospectus and “Business — Corporate History and Structure” beginning on page 76 of this prospectus for further details.

In the opinion of our PRC legal counsel, Jiangsu Junjin Law Firm, (i) the ownership structures of our WFOE and the VIE in China, both currently and immediately after giving effect to this offering, are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•        revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

•        discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

•        limit the Company’s business expansion in China by way of entering into contractual arrangements;

•        impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

•        require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

•        restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIE in China that most significantly impact its economic performance and/or our failure to receive the economic benefits and residual returns from the VIE, and our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiary, VIE and its subsidiaries that conduct all or substantially all of our operations.

We rely on contractual arrangements with the VIE in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly-owned PRC subsidiary’s contractual arrangements with Global Mofy China and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Global Mofy China as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Global Mofy China. Under the current contractual arrangements, as a legal matter, if Global Mofy China or any of Global Mofy China Shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if Global Mofy China Shareholders were to refuse to transfer their equity interests in Global Mofy China to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) the VIE or its shareholders terminate the contractual arrangements or (iii) the VIE or its shareholders fail to perform its/his/her obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if the VIE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Any failure by Global Mofy China, the VIE, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of the VIE as its nominee shareholders because although they remain the holders of equity interests on record in the VIE, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized the individual appointed by Global Mofy WFOE to exercise their rights as a shareholder of the relevant VIE. If the VIE, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Global Mofy China were to refuse to transfer their equity interest in Global Mofy China to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” on page 31 of this prospectus. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiary, which is a limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Global Mofy China Shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Global Mofy China are held by a total of 13 shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Global Mofy China to breach, or refuse to renew the existing contractual arrangements we have with Global Mofy China, which would have a material adverse effect on our ability to effectively control Global Mofy China and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Global Mofy China to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our Company, on the other hand. We, however, could, at all times, exercise our option under the Exclusive Call Option Agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that the directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe/owes additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Global Mofy WFOE, Global Mofy China and the shareholders of Global Mofy China were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Global Mofy China’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Global Mofy China for PRC tax purposes, which could, in turn, increase their tax liabilities without reducing Global Mofy WFOE’s tax expenses. In addition, if Global Mofy WFOE requests the Global Mofy China Shareholders to transfer their equity interests in Global Mofy China at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Global Mofy WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Global Mofy China for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Global Mofy China’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Global Mofy China, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, Global Mofy WFOE has the exclusive right to purchase all or any part of the equity interests in Global Mofy China from the Global Mofy China Shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The Global Mofy China Shareholders will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Global Mofy China. Additionally, if such a transfer takes place, the competent tax authority may require Global Mofy WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiary.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC subsidiary, we may transfer funds to our operating entity or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The process for sending the proceeds from this offering back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds” on page 60 of this prospectus, we may make loans to the VIE, or we may make additional capital contributions or loans to Global Mofy WFOE, our subsidiary in China. Any loans to Global Mofy WFOE or the VIE are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

•        First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this prospectus, we have already opened a special foreign exchange account for capital account transactions.

•        Second, we will remit the offering proceeds into this special foreign exchange account.

•        Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, the VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If the VIE requires financial support from us or our wholly-owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to the VIE and our PRC subsidiary, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, our PRC subsidiary may use its income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant VIE under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or the VIE or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on listings by China-based companies in foreign countries, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based companies listed in foreign countries, and provided that the special provisions of the State Council on offering and listing by those companies in foreign countries limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. And new rules or regulations promulgated in future could impose additional requirements on us.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor”, who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The financial and taxation solution services industry in China is subject to extensive regulation. Related laws and regulations are relatively new and evolving. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial and taxation solution services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial and taxation solution services businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008, and as amended in December 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our ordinary shares, or the gain our non-PRC shareholders may realize from the transfer of our ordinary shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct all of our business through the variable interest entity and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC subsidiary is generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to the PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds” on page 60 of this prospectus, as an offshore holding company of our PRC operating subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary.

Any loans to our PRC subsidiary are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No.19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-invested enterprises with investment as their main business (including foreign-oriented companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiary. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through the VIE and its subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from the VIE and its subsidiaries. If the VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiary and the VIE in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiary and the VIE in the PRC may enter into in the future may also restrict the ability of our subsidiary and the VIE in the PRC to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiary, VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiary, VIE and its subsidiaries hold certain assets that are important to our business operations. If our PRC subsidiary, VIE and its subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On June 30, 2019, the MOFCOM and the National Development and Reform Commission (the “NDRC”) jointly issued the Negative List (Edition 2019). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and supersede the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.” The value-added telecommunications services that we conduct through our consolidated VIE is subject to foreign investment restrictions/prohibitions set forth in Negative List (Edition 2021). It is unclear whether any new “negative list” to be promulgated or amended under the PRC Foreign Investment Law will be different from the foregoing lists that already exist. And it is uncertain whether our corporate structure will be deemed as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the then-effective “negative list,” we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if the VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, bankruptcy or criminal proceedings. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

As such, the Company’s businesses may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. The VIEs have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. The VIEs have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that the additional contributions of social security premium and housing funds based on the actual wages of eligible employees to be approximately $81,706 and $58,950 for the years ended September 30, 2021 and 2020, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this prospectus, the VIEs have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that the VIEs are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and the VIEs may be adversely affected.

One of our shareholders has not completed the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local

SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Currently, one of our beneficial owners, who is PRC resident, has not completed the Circular 37 Registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, assure you that each of our shareholders who are PRC residents will, in the future, complete the registration process as required by Circular 37. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

Our financial and operating performance may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the metaverse industry.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the metaverse industry. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

Our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, our markets and business locations. Currently, the rapid spread of coronavirus (COVID-19) globally has resulted in increased travel restrictions and disruption and shutdown of businesses. Our buyers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, our revenues may be impacted. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman LLP’s compliance with applicable professional standards. Friedman LLP is headquartered in Manhattan, New York with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis, with the last inspection in June 2018. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, these recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Related to Our Business and Industry

We have a limited history operating our business at its current scale, and as a result, our past results may not be indicative of future operating performance.

In recent years, we have significantly grown the scale of our business. For example, we expanded into digital asset development in 2021 and set foot in the metaverse industry. For the fiscal year ended September 30, 2021, our revenue on this new business line is $1.35 million. However, we have a limited history operating our business at its current scale and scope. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our operation in 2017. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect the price of our ordinary shares.

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We made profits of $1.4 million for the fiscal year ended September 30, 2021. However, we have incurred net losses of $0.49 million and negative cash flow of $1.1 million from operating activities for the fiscal year ended September 30, 2020 and we may not be able to achieve or maintain profitability or positive cash flow in the future.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures and take time to achieve profitability. We may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

We enter service agreements with our customers. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or cannot receive final payments, which would lower our revenue and harm our business, financial condition and results of operations.

We enter service agreements with our customers. If we are unable to meet the stated service-level commitments, including failure to meet the delivered time requirements under our customers’ agreements, or the quality of our productions not reaching customers’ expectations, we could face terminations with refunds of prepaid amounts or may not be able to receive final payments, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

Global Mofy China had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows: For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively. As of September 30, 2021, the balance due from four customers accounted for approximately 38%, 13%, 12% and 12% of the Company’s total accounts receivable, respectively. For the year ended September 30, 2020, four customers accounted for approximately 18%, 17%, 14% and 13% of total revenues, respectively. As of September 30, 2020, the balance due from two customers accounted for approximately 78% and 19% of the Company’s total accounts receivable, respectively.

If Global Mofy China cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

Our business is substantially dependent on our collaboration with our suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively. As of September 30, 2021, two suppliers accounted for approximately 49% and 16% of the Company’s accounts payable, respectively. For the year ended September 30, 2020, two suppliers accounted for approximately 17% and 12% of the total purchases, respectively. As of September 30, 2020, five suppliers accounted for approximately 23%, 23%, 18%, 17% and 14% of the Company’s accounts payable, respectively.

Our suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. Global Mofy China generally enters into agreements with them without imposing any contractual obligations requiring them to maintain their relationships with us beyond the contractual term. Accordingly, there is no guarantee for future cooperation and there is no assurance that Global Mofy China can maintain stable and long-term business relationships with any suppliers. If a significant number of our industry suppliers terminate or do not renew their agreements with Global Mofy China and Global Mofy China is not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business, results of operations and financial condition would be materially and adversely affected.

Our efforts and investments in technology development may not always produce the expected results.

We are continually developing and seeking to develop technologies that are closely related to virtual technology that will be used in our services. As of the date of this prospectus, our core research and development team consisted of a total of 22 employees. Currently, our R&D team has been working on the development of 3D rebuilt technology and AI interactive technology with some success. However, we cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

In addition, we cannot assure you that the technologies we develop will be well accepted by customers, in which case our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Haogang Yang, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We are expanding fast. If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We are expanding fast. Although the company adopts assembly line work and the work content of employees can be replaced, it still faces the risk of losing key talents in the future. We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in virtual technology, digital marketing, and digital asset development is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and business partners could diminish, resulting in a material adverse effect to our business.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our share price and the value of your investment could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

•        our ability to maintain and grow our digital asset base;

•        increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•        our ability to successfully expand internationally and penetrate key demographics;

•        our ability to maintain operating margins, cash used in operating activities, and free cash flow;

•        adverse litigation judgments, settlements, or other litigation and dispute-related costs;

•        changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;

•        fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;

•        fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

•        changes in our effective tax rate;

•        changes in accounting standards, policies, guidance, interpretations, or principles; and

•        changes in domestic and global business or macroeconomic conditions.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our results of operations fall below the expectations of investors and securities analysts who follow our securities, the price of our ordinary shares could decline substantially, and we could face costly lawsuits, including securities class action suits.

We face intense competition in metaverse and digital entertainment industry, if we fail to compete effectively, we may lose market share. Our performance, prospects, and results of operations will be materially and negatively impacted.

The market for our services is highly competitive. Global Mofy China faces fierce competition in the two lines of business of virtual technology service and digital marketing. One of the strongest competitors in China is BaseFX in terms of virtual technology service. In terms of digital marketing, there are few competitors providing full package services like Global Mofy China, and the biggest competitor is SVHQ Media from Singapore. The main line of business of Global Mofy China will be the digital asset development and others in the future. We began to convert digital assets two years ago. At present, we are one of the largest HD 3D digital asset banks with the widest categories in China, and can provide more than 7,000 digital assets. Global Mofy China has the first-mover advantage for more than one year. We have no direct competitors in digital asset development business, but we expect a large number of companies to enter the industry due to the boom of metaverse in 2021, and compete with us in the future. Therefore, we should continue to grow to maintain the existing advantages.

Some of our competitors or potential competitors have a longer operating history and therefore may have better funding, managerial, technical, marketing resources and other resources than we do. They may use their experience and resources to compete with us in a number of ways, including competing more aggressively for customer and completing more acquisitions. Competitors in our industry may be acquired, merged with, or partnered with integrated groups in our industry that are able to invest significant resources in the operations for further investment. If we are unable to compete effectively with our existing and future competitors at reasonable cost, our business, prospects, and results of operations could be materially and negatively affected.

Our business is highly dependent on our brand strength and reputation, and if we fail to maintain and enhance our brand and reputation, consumer recognition of and trust in our services could be materially and adversely affected.

The brand recognition and reputation of our “Global Mofy” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

We rely heavily on our brand strength and reputation in the promotion and sale of our services. We believe that our corporate brand and our product brands are recognized by consumers for their quality and reliability. However, customer complaints, accidents in relation to quality of services, including inappropriate behavior, intellectual property infringement or negative publicity or media coverage may damage our brand and reputation. Any negative claims against us, even if unethical or unsuccessful, could distract our management’s attention and other resources from our day-to-day business operations, which could adversely affect our business, results of operations, and financial condition. Negative media coverage and resulting negative publicity of our services could result in a material adverse effect on customer’s acceptance of and trust in us and our services.

Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively. In addition, adverse publicity regarding any regulatory or legal action against us could damage our reputation and brand image, undermine customers’ confidence in us and reduce long-term demand for our services, even if such regulatory or legal action is unfounded or insignificant to our business.

If our business becomes constrained by changing legal and regulatory requirements, our operating results will suffer.

Our future success will depend in part on market acceptance and widespread adoption across demographics and geographies of metaverse. If the PRC governments issue relevant regulations against the metaverse industry that are not conducive to our development, we will have to change our main development direction in the future. If we are obligated to fundamentally change our business activities and practices, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could harm our business, financial condition and results of operations.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage in to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

We may fail to protect our intellectual properties.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. As of the date of this prospectus, we are still in the process of applying for nine trademarks. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services, products, or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Our business is subject to risks generally associated with the metaverse and digital entertainment industry.

The substantial majority of our revenue is currently derived from customers in the metaverse and digital entertainment industry, and we rely to a significant extent on the health of the industry to maintain and increase our revenue. Accordingly, we are especially susceptible to market conditions and risks associated with the metaverse and digital entertainment industry, including the popularity, customers’ preferences, and potential regulations, all of which are difficult to predict and are beyond our control.

In addition, economic conditions that negatively impact discretionary consumer spending, including inflation, slower growth, unemployment levels, tax rates, interest rates, energy prices, declining consumer confidence, recession and other macroeconomic conditions, including those resulting from COVID-19 and from geopolitical issues and uncertainty, could have a material adverse impact on our business and results of operations.

We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio does not perform as we expect, our results of operation and profitability may be adversely affected.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ordinary shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the recent COVID-19 outbreak. Our business could be materially and adversely affected by outbreaks of infectious diseases (such as SARS, H5N1 avian influenza, human swine flu or, most recently, COVID-19) or other outbreaks of epidemics or diseases.

The COVID-19 outbreak in early 2020 has already had an adverse and long-term impact on economic and social conditions worldwide and will likely continue, and the worsening, continuation or recurrence of the COVID-19 outbreak could have a negative impact on our business operations. In January and February 2020, in response to the COVID-19 outbreak, the Chinese government adopted a home quarantine to avoid the spread of the COVID-19 outbreak.

In addition, while we have closely monitored the health status of our employees, we cannot assure you that there will be no confirmed cases of COVID-19 among our employees and that, in the event of an infection, affected facilities may need to suspend operations and our employees may need to be quarantined.

In addition, an infectious disease outbreak on a global scale could affect the investment climate and lead to intermittent volatility in global capital markets, which could also adversely affect global economies. With the rapid rise in infections, many countries have issued travel advisories restricting travel to affected areas. These policies have severely damaged local and cross-border business activities worldwide. The impact has included a significant reduction in tourist arrivals, business exchanges and social functions in the affected countries and regions, as well as economic slowdowns. Global financial markets have become highly volatile and the risk of a global recession has increased significantly. Even if the COVID-19 outbreak is contained and the policies and recommendations implemented by the relevant governments to combat the virus are withdrawn, there is no assurance that the overall economic performance of the affected countries and regions will improve in a short period of time. The outbreak, worsening, continuation, recurrence, or variant of pandemic COVID-19 or any other infectious disease could have a continuing adverse effect on the global economy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy commencing in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. China’s National Bureau of Statistics reported negative GDP growth of 6.8% for the first quarter of 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our ordinary shares may not be indicative of the market price of our ordinary shares after this offering. In addition, an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained, and our stock price may be volatile.

The following factors could affect our share price:

•        our operating and financial performance;

•        quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•        the public reaction to our press releases, our other public announcements and our filings with the SEC;

•        strategic actions by our competitors;

•        changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•        speculation in the press or investment community;

•        the failure of research analysts to cover our ordinary shares;

•        sales of our ordinary shares by us or other shareholders, or the perception that such sales may occur;

•        changes in accounting principles, policies, guidance, interpretations or standards;

•        additions or departures of key management personnel;

•        actions by our shareholders;

•        domestic and international economic, legal and regulatory factors unrelated to our performance; and

•        the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our ordinary shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our stock. We have been retaining funds for our business operation and expansion. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board may deem relevant. As a result, you may only receive a return on your investment in our ordinary shares if we are successfully listed and the market price of our ordinary shares increases.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our ordinary shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We prepare our consolidated financial statements as of and for the year ended September 30, 2021 in accordance with International Financial Reporting Standards and International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States of America (“U.S. GAAP”) while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ordinary shares may not be able to remain listed on Nasdaq.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listed Company Manual requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The Nasdaq Listed Company Manual may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listed Company Manual in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, the VIE and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company” on page 127 of this prospectus.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” on page 60 of this prospectus or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The price of the ordinary shares and other terms of this offering have been determined by us along with our Underwriter.

If you purchase our ordinary shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Underwriter. The offering price for our ordinary shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the ordinary shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our ordinary shares.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

Shares eligible for future sale may adversely affect the market price of our ordinary shares if the shares are successfully listed on the Nasdaq or other stock markets, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our ordinary shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. An aggregate of            ordinary shares will be outstanding before the consummation of this offering all of which, except those held by management, are or will be freely tradable immediately upon effectiveness of the registration statement which this prospectus form part of. All of the ordinary shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining ordinary shares will be “restricted securities” as defined in Rule 144. These ordinary shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale” on page 122 of this prospectus.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $            per share (or $            per share if the over-allotment option is exercised in full), representing the difference between our assumed initial public offering price of $            per share and our pro forma as adjusted net tangible book value per share as of September 30, 2021. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

A sale or perceived sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

All of our executive officers and directors and all of our shareholders have agreed not to sell shares of our ordinary shares for a period of six months following this offering, subject to extension under specified circumstances. See “Underwriting — Lock-Up Agreements” on page 132 of this prospectus. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their ordinary shares and investors to short our ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. On March 12, 2019, the EU, as part of this ongoing initiative, announced the results of its assessment of the 2018 implementation efforts by various countries under its review. Cayman Islands was not on the announced list of non-cooperative jurisdictions, but was referenced in the report (along with 33 other jurisdictions) as being among countries requiring adjustments to their legislation to meet EU concerns by December 31, 2019 to avoid being moved to the list of non-cooperative jurisdictions.

Based on the Substance Law currently and announced guidance in effect, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company. At present, it is unclear what the Company will be expected to do in order to satisfy these requirements, but to the extent we are required to increase our substance in Cayman Islands, it could result in additional costs, which we do not presently expect to be material. Although it is presently anticipated that the Substance Law (including the ongoing EU review of Cayman Islands’ implementation of such law), will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification, adjustment, interpretation and EU review, it is not currently possible to ascertain the precise impact of these developments on the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to compete in an industry with low barriers to entry;

•        our ability to continue to operate through the VIE structure;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers, win primary agency sale bids, and further enhance our brand recognition; and

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        our ability to retain the services of our directors, officers and key employees;

•        trends and competition in the advertising industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability on September 29, 2021. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Our counsel, [ — ],with respect to the laws of the Cayman Islands and Jiangsu Junjin Law Firm, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that the Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Our Cayman Islands counsel has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Jiangsu Junjin Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Jiangsu Junjin Law Firm has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $            , after deducting the underwriting discounts, estimated offering expenses payable by us and advising fees, based on the assumed initial public offering price of $            per ordinary share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $            , after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds	Percentage
Continued research and development of our core technologies		$30%
Marketing, potential acquisition and business expansion		$50%
Talent acquisition and training		$10%
Working Capital		$10%
Total		$100%

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete” beginning on page 26 for further information.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, and future prospects, and other factors the board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary. Current PRC regulations permit our PRC subsidiary to pay dividends to Global Mofy HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary, VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiary, VIE and its subsidiaries in China are required to set aside statutory reserves and have done so.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Global Mofy HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary, VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Global Mofy HK may be considered a non-resident enterprise for tax purposes, so that any dividends Global Mofy WFOE pays to Global Mofy HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Enterprise Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2021

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the ordinary shares by us in this offering at the initial public offering price of US$ per ordinary share, after deducting the estimated discounts and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of September 30, 2021
	Actual (Audited)	Pro Forma as Adjusted(1)
Shareholder’s Equity:
Ordinary shares, US$0.00001 par value per share
Additional paid-in capital
Statutory reserves
Accumulated deficit
Accumulated other comprehensive loss
Total Global Mofy Metaverse Limited shareholders’ equity
Non-controlling interests
Total shareholders’ equity
Total capitalization	$

____________

(1)    Reflects the sale of Ordinary Shares in this offering (excluding any Ordinary Shares that may be sold as a result of the underwriters exercising their over-allotment option) at an assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $            .

Each $1.00 increase (decrease) in the assumed initial public offering price of $ per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $ million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of one million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as the adjusted amount of total capitalization by $ million, assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders on September 30, 2021, was $             or approximately $             per ordinary share. Net tangible book value per ordinary share as of September 30, 2021, represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

We will have ordinary shares issued and outstanding upon completion of the offering or ordinary shares assuming the full exercise of the over-allotment option. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering but does not take into consideration any other changes in our net tangible book value after September 30, 2021, will be $             or approximately $             per ordinary share. This would result in dilution to investors in this offering of approximately $             per ordinary share or approximately % from the assumed offering price of $             per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $             per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing firm commitment offering assumptions. The number of our ordinary shares had been adjusted retrospectively to reflect the increase of share capital. See “Description of Share Capital” for more details.

Offering Without Over- Allotment
Assumed offering price per ordinary share	$
Net tangible book value per ordinary share as of September 30, 2021	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per ordinary share after the offering	$
Dilution per ordinary share to new investors	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021, after this offering by approximately $             per ordinary share, and would increase (decrease) dilution to new investors by $             per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2021, after this offering by approximately $             per ordinary share, and would decrease (increase) dilution to new investors by approximately $             per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders		%	$	%	$
New investors(1)		%	$	%	$
Total		100%		$100.00%	$

____________

(1)      Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Summary Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications. We believe we have one of the largest digital asset banks in China, which consists of more than 7,000 high-quality 3D digital assets. With our strong technology platform and industry track record, we are able to attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. We primarily operate in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Marketing

We provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. The advertisements are in different format, including but not limited to short video, landing pages and static materials.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as television series, movies, AR/VR, animation, adverting and gaming. Our digital assets mainly consist of high-quality 3D renders of scenes, characters and objects. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

For the year ended September 30, 2021, our revenues were $14.27 million of which approximately 47%, 43% and 10% were generated from our three lines of business, virtual technology service, digital marketing, digital asset development and others, respectively. For the year ended September 30, 2020, our revenues were $5.04 million, of which 100% were generated from virtual technology service. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. It is expected that the digital asset development and others will contribute a much larger proportion of our total revenues in fiscal year of 2022.

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Factors Affecting Results of Operations

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. The competitive position may be affected by, among other things, the scope of the products, the quality of solutions and abilities to customize our products to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers and we are able to retain and develop business with existing customers and to attract new customers. However, if are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect business and results of operations.

Government policies may impact our business and operating results.

We have not seen any significant impact of unfavorable government policies upon our business recently. However, our business and operating results will be affected by the overall economic growth and government policies in the PRC. Unfavorable changes in government policies could materially and adversely affect our results of operations. We will seek to make adjustments as required if and when government policies shift.

Impact of COVID-19 Outbreak

Our business could be adversely affected by the effects of epidemics. On March 11, 2021, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. We are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the year ended September 30, 2021, COVID-19 has had limited impact on our operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

Results of Operations

Comparison of Results of Operations for the Years Ended September 30, 2021 and 2020

The following table summarizes our (including the VIE and the VIE’s subsidiaries) results of operations for the years ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended September 30,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$14,268,184	100.0%	$5,042,521	100.0%	$9,225,663	183.0%
Cost of revenues	(10,990,076)	(77.0)%	(3,932,933)	(78.0)%	(7,057,143)	179.4%
Gross profit	3,278,108	23.0%	1,109,588	22.0%	2,168,520	195.4%

Operating expenses:
Selling expenses	(143,708)	(1.0)%	(106,254)	(2.1)%	(37,454)	35.2%
General and administrative expenses	(1,077,102)	(7.5)%	(483,650)	(9.6)%	(593,452)	122.7%
Research and development expenses	(661,134)	(4.6)%	(1,037,999)	(20.6)%	376,865	(36.3)%
Total operating expenses	(1,881,944)	(13.1)%	(1,627,903)	(32.3)%	(254,041)	15.6%

Income (loss) from operations	1,396,164	9.8%	(518,315)	(10.3)%	1,914,479	(369.4)%

Other income (expenses):
Interest income	42,690	0.3%	6,681	0.1%	36,009	539.0%
Interest expenses	(25,183)	(0.2)%	(3,899)	(0.1)%	(21,284)	545.9%
Other income, net	10,488	0.1%	82,890	1.6%	(72,402)	(87.3)%
Total other income, net	27,995	0.2%	85,672	1.7%	(57,677)	(67.3)%

Income (loss) before income taxes	1,424,159	10.1%	(432,643)	(8.6)%	1,856,802	(429.2)%

Income taxes expense	(9,992)	(0.1)%	(53,641)	(1.1)%	43,649	(81.4)%

Net income (loss)	1,414,167	10.0%	(486,284)	(9.6)%	1,900,451	(390.8)%

Revenue

We generate revenue primarily through virtual technology service, digital marketing and digital asset development and others. Total revenues increased by $9.2 million or 183.0%, from $5.0 million for the year ended September 30, 2020, to $14.3 million for the year ended September 30, 2021. The following table sets forth a breakdown of our revenues:

	For the Years Ended September 30,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$6,722,143	47.1%	$5,042,521	100.0%	$1,679,622	33.3%
Digital marketing	6,191,046	43.4%	—	—	6,191,046	—
Digital asset development and others	1,354,995	9.5%	—	—	1,354,995	—
Total	$14,268,184	100.0%	$5,042,521	100.0%	$9,225,663	183.0%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 47.1% and 100% of total revenues for the years ended September 30, 2021 and 2020, respectively. Revenues from virtual technology service increased by $1.7 million, or 33.3% from $5.0 million for the year ended September 30, 2020, to $6.7 million for the year ended September 30, 2021. Such increase was mainly driven by increases in both the number of customers and revenue contribution of movies and TV series projects. The number of customers increased by 89% from 19 for the year ended September 30 2020 to 36 for the year ended September 30, 2021. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and we have strengthened customer development and cooperation.

Revenues from digital marketing

We launched our digital marketing business in the first quarter of 2021 and have experienced a substantial growth. Revenues from digital marketing were $6.2 million, which accounted for 43.4% of total revenues for the years ended September 30, 2021.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021, the revenues from which amounted to $1.4 million and accounted for 9.5% of total revenues for the years ended September 30, 2021. During the fourth quarter of 2021, we entered into two IP license contracts with two customers, which provide each customer the right to use our IP of copyrights and digital assets, respectively, as it exists and does not require ongoing maintenance or effort from us to assure the usefulness of the license. We expect this business will generate more revenues as our overall business grows.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $7.1 million or 179.4%, from $3.9 million for the year ended September 30, 2020, to $11.0 million for the year ended September 30, 2021. The following table sets forth a breakdown of our cost of revenues by services offered for the years ended September 30, 2021 and 2020:

	For the Years Ended September 30,
	2021		2020		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$5,204,186	47.4%	$3,932,933	100.0%	$1,271,253	32.3%
Digital marketing	5,716,527	52.0%	—	—	5,716,527	NM
Digital asset development and others	69,363	0.6%	—	—	69,363	NM
Total	$10,990,076	100.0%	$3,932,933	100.0%	$7,057,143	179.4%

____________

NM — Not meaningful

Cost of revenues for virtual technology service increased by $1.3 million, or 32.3%, from $4.0 million for the year ended September 30, 2020 to $5.2 million for the year ended September 30, 2021. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The increase in cost of revenues was in line with increased revenue as our business expansion.

Cost of revenues for digital marketing increased to $5.7 million for the year ended September 30, 2021 from nil for the same period in 2020, primarily due to we launched the business and generate income from the digital marketing line in first quarter of 2021. The cost of revenue was primarily comprised of salary and benefits incurred by staff responsible for advertisement production and out-sourced promotion services.

Cost of revenues for digital asset development and others business amounted to $0.07 million for the year ended September 30, 2021 from nil for the same period in 2020, primarily due to we started this business in the fourth quarter of 2021 and entered into two IP licensing contracts with customers which contributed the revenue from the business during the year ended September 30, 2021. For those two contracts, cost of revenues primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights and digital assets.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit increased by $2.2 million, or 195.4% from $1.1 million for the year ended September 30, 2020 to $3.3 million for the year ended September 30, 2021. Such increase was due to a $1.3 million increase in gross profit from digital asset development and others, which we launched in the fourth quarter of 2021 and a $0.5 million increase in gross profit from virtual technology service, which was in line with increased revenue. The gross margin slightly increased from 22.0% for the year ended September 30, 2020 to 23.0% for the year ended September 30, 2021, which was mainly due that (i) the gross profits margin for virtual technology services remained relatively stable at 22.6% for the year ended September 30, 2021 and 22.0% for the year ended September 30, 2020, respectively; (ii) the newly developed digital marketing services in 2021 which contributed

14.5% of the total gross profit for the year ended September 30, 2021 had a gross margin of 7.7% ; and (iii) the newly developed business of digital asset development and others in 2021 which contributed 39.2% of the total gross profit for the year ended September 30, 2021 had a gross margin of 94.9% as the majority of IP licenses authorized are derived from the Company’s self-developed virtual content production.

Operating Expenses

Operating expenses increased by $0.3 million, or 15.6%, from $1.6 million for the year ended September 30, 2020, to $2.0 million for the year ended September 30, 2021. The change was caused by the increase of $0.6 million in general and administrative expenses, the increase of $0.04 million in selling expenses, net off the decrease of $0.4 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses increased by $37,454, or 35.2%, from $106,254 for the year ended September 30, 2020 to $143,708 for the year ended September 30, 2021. The increase was primarily due to the increase in salary and benefits expenses as a result of an increase in average salary from $10,368 for the year ended September 30, 2020 to $6,687 for the year ended September 30, 2021, and the increase in entertainment expenses from $12,303 for the year ended September 30, 2020 to $43,580 for the year ended September 30, 2021. Selling expenses represent 1.0% and 2.1% of total revenues for the years ended September 30, 2021 and 2020, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $0.6 million, or 122.7%, from $0.5 million for the year ended September 30, 2020 to $1.1 million for the year ended September 30, 2021. The increase was mainly due to increased provision of doubtful accounts of $25,536 for accounts receivable which was provided in accordance with the bad debt policy, increased professional service fees of $0.3 million in relation to our initial public offering, increased salary and benefits expenses of $67,098 as a result of an increase in average salary from $11,386 for the year ended September 30, 2020 to $14,891 for the year ended September 30, 2021, and increased rentals of $0.1 million. General and administrative expenses represent 8.1% and 9.6% of total revenues for the years ended September 30, 2021 and 2020, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets are expensed when incurred. Research and development expenses decreased by $0.3 million, or 36.3%, to $0.7 million for the year ended September 30, 2021, from $1.0 million for the same period in 2020. This decrease is primarily due to a decrease in content production fees paid to the outsourcing service provider of $0.4 million for the development of certain non-core features and functions in the self-developed virtual contents projects, partially offset by an increase in salary and benefits expenses by $34,788 primarily due to an increase in the number of technology and product development personnel from 30 for the year ended September 30, 2020 to 32 for the year ended September 30, 2021.

Interest income

Interest income primarily arise from the loans to third parties. Interest income increased by $36,009, or 539.0%, to $42,690 for the year ended September 30, 2021, from $6,681 for the year ended September 30, 2020, which was mainly due to an increased amount of loans to third parties.

Interest expenses

Interest expenses primarily arise from short bank borrowings. Interest expenses increased by $21,284, or 545.9%, to $25,183 for the year ended September 30, 2021, from $3,899 for the year ended September 30, 2020, which was mainly attributable to an increase of $0.8 million in average outstanding borrowings from banks.

Income tax expense

We recorded an income tax expense of $9,992 for the year ended September 30, 2021, compared to an income tax expense of $53,641for the year ended September 30, 2020. This is due to that we transferred the majority of our business in 2021 to the operating subsidiary in Kashi, Xinjiang province, where we enjoy a five-year profit tax exemption since the first year in which the business operational revenue is earned.

Net Income (loss)

As a result of the foregoing, we recorded a net income of $1.4 million for the year ended September 30, 2021, as compared to a net loss of $0.5 million for the year ended September 30, 2020.

Liquidity and Capital Resources

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term borrowings from banks and third parties, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, supports from controlling shareholders if necessary, to ensure sufficient working capital. As of September 30, 2021, we had cash in the amount of $1.1 million and a total working capital of $1.4 million. As of September 30, 2021, we had accounts receivable of $5.9 million, a total of $4.3 million, or 73% of such accounts receivable balance has been collected as of the date of this prospectus. As of September 30, 2021, we had short-term bank loans of $1.1 million and loans from third parties of $1.3 million. The outstanding balance of the loans from third parties of $1.3 million has been fully settled by January 2022. Management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. On November 14, 2021, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $124,158 (or RMB800,000) of loan for the period from November 14, 2021 to November 14, 2022 with an annual interest rate of 5.225%. In addition, on January 15, 2022, we entered into an equity investment agreement with a third party investor, pursuant to which the investor will invest $2.0 million in Global Mofy Cayman for 2.5461% equity interest.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the audited financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended September 30,
	2021	2020
Net cash used in operating activities	$(1,473,281)	$(1,104,232)
Net cash used in investing activities	(81,189)	(301,382)
Net cash provided by financing activities	2,623,352	1,062,385
Effect of foreign exchange rate on cash	11,054	7,260
Net increase (decrease) in cash	1,079,936	(335,969)
Cash at the beginning of the year	8,758	344,727
Cash at the end of the year	$1,088,694	$8,758

Operating Activities

Net cash used in operating activities was $1.5 million for the year ended September 30, 2021, mainly derived from (i) a net income of $1.4 million adjusted for noncash depreciation and amortization of $23,140 and provision for doubtful accounts of $21,422, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase of $1.4 million of accounts payable because of the expansion of our business in the fiscal year 2021; (b) an increase in tax payable of $0.5 million due to more income tax and VAT incurred as a result of increase in revenues.; and (c) an increase in accounts receivable of $5.3 million as a result of increase in revenues.

Net cash used in operating activities was $1.1 million for the year ended September 30, 2020, mainly derived from (i) a net loss of $0.5 million adjusted for noncash depreciation and amortization of $5,703, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in advance to vendors of $1.8 million because of the expansion of our business in the fiscal year 2020; (b) a decrease in advance from customers of $3.0 million was mainly because we took payment in advance from orders for the business of virtual content production services at the end of fiscal year 2019, which were recognized as revenues in the fiscal year 2020 when we satisfied the performance obligation by transferring promised virtual content product upon acceptance by customers.

Investing Activities

Net cash used in investing activities amounted to $81,189 for the year ended September 30, 2021, primarily consisting of purchase of property and equipment of $51,683 and lend loans to third parties of $0.5 million, partially offset by collection of loans to related parties and third parties of $0.1 million and $0.4 million, respectively.

Net cash used in investing activities amounted to $0.3 million for the year ended September 30, 2020, primarily consisting of purchase of property and equipment of $6,903 and lend loans to third parties of $0.7 million, partially offset by collection of loans to related parties and third parties of $0.3 million and $85,646, respectively.

Financing Activities

Net cash provided by financing activities amounted to $2.6 million for the year ended September 30, 2021, primarily consisting of proceeds from third party loans of $1.1 million, proceeds from bank loans of $1.1 million and capital contribution of $0.8 million, partially offset by repayment of bank loans of $0.3 million.

Net cash provided by financing activities amounted to $1.1 million for the year ended September 30, 2020, primarily consisting of proceeds from bank loans of $0.3 million, proceeds from third party loans of $0.2 million and capital contribution of $0.6 million.

Contractual Obligations

As of September 30, 2021, our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Contractual Obligations
Short-term bank loans	$1,070,343	$1,070,343	$—	$—	$—
Operating Lease Obligations	341,514	205,591	135,923	—	—
Total	$1,411,857	$1,275,934	$135,923	$—	$—

Inflation

Inflation does not materially affect our business or the results of operations.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, costs and expenses, and any related disclosures. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts receivable, net

Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual technology service for visual effect in movies, television series, animations, games, advertainments, tourisms, and AR/VR technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year. The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into digital marketing contracts with customers, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party advertising agencies, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party agencies for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM” or cost per action “CPA”) for online display.

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists and does not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee (which is provided at the beginning of the license period). The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Company satisfies its performance obligations.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended September 30, 2021 and 2020.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2021 and 2020. As of September 30, 2021, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after September 15, 2019 for issuers and September 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after September 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after September 15, 2022 and interim periods therein. We are still evaluating the impact of accounting standard of credit losses on our consolidated financial statements and related disclosures.

In September 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after September 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after September 15, 2021, and interim periods within fiscal years beginning after September 15, 2022. Early adoption of the amendments is permitted. We will adopt this ASU within annual reporting period as of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on our consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. We believe the adoption of this new standard will not have a material impact on our consolidated financial statements and related disclosures.

We believe that there are no other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated financial position, statements of comprehensive income and cash flows.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

BUSINESS

Overview

We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing our proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. We believe we have one of the largest digital asset banks in China, which consists of more than 7,000 high-quality 3D digital assets. With our strong technology platform and industry track record, we are able to attract high-profile customers such as L’Oreal and Pepsi and earn repeat business. We primarily operate in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others.

Virtual Technology Service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, advertising and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs. The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs.

Digital Marketing

We provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. The advertisements are in different format, including but not limited to short video, landing pages and static materials.

Digital Asset Development

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as movies, TV series, AR/VR, animation, advertising and gaming. Our digital assets mainly consist of high-quality 3D renders of scenes, characters and objects. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

Global Mofy China has its own technology platform, called “Mofy Lab”. Mofy Lab contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can: (i) create 3D high definition virtual version of real world objects, or the digital assets; and (ii) provide a one-stop, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

For the year ended September 30, 2021, our revenues were $14.27 million of which approximately 47%, 43% and 10% were generated from our three lines of business, virtual technology service, digital marketing, digital asset development and others, respectively. For the year ended September 30, 2020, our revenues were $5.04 million, of which 100% were generated from virtual technology service. Global Mofy China started to generate revenues from the digital asset development in the second quarter of 2021, benefiting from the accumulation of existing customer relations. For the fiscal year ended September 30, 2021, nearly 10% of our revenues were generated from the digital asset development and others due to the boom of the concept of the metaverse. It is expected that the digital asset development and others will contribute a much larger proportion of our total revenues in fiscal year of 2022.

We position ourselves as a comprehensive technology solutions provider that act as a building block for the development of the metaverse industry. Our goal is to become a leading digital asset provider to empower companies in the metaverse value chain with high quality and cost-effective solutions and products. We believe that our experienced management team are able to utilize the opportunities from this emerging market to achieve the long-term development and growth of Global Mofy China through our growth strategies.

Our Corporate History and Structure

Global Mofy Cayman is a holding company incorporated under the laws of the Cayman Islands and has no material operation of its own. It operates through Global Mofy China and its subsidiaries in China. On January 5, 2022, Global Mofy WFOE entered into the VIE Agreements with Global Mofy China and its shareholders that established the VIE structure. The VIE structure involves unique risks to investors. Neither we nor our subsidiaries own any shares in the VIE. Instead, we control and receive the economic benefits of the VIE’s business operation through the VIE Agreements. We have evaluated the guidance in FASB ASC 810 and determined that Global Mofy WFOE is the primary beneficiary of Global Mofy China for accounting purposes as a result of the VIE Agreements. Accordingly, we treat Global Mofy China and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. As of the date of this prospectus, the VIE Agreements have not been tested in a court of law. If the Chinese regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our operation and financial performance. It could also result in a material change in the value of the securities offered by us in this prospectus, causing the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 21.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of            ordinary shares being offered, assuming the representative does not exercise its over-allotment option. For more detail on our corporate history, please refer to “Business — Corporate History and Structure” beginning on page 76 of this prospectus.

Global Mofy Cayman is a Cayman Islands exempted company incorporated on September 29, 2021. As a holding company with no significant assets or operation, it conducts business in China through Global Mofy China, the VIE, and its subsidiaries. The consolidation of Global Mofy Cayman, its subsidiaries and the VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Global Mofy HK was incorporated on October 21, 2021 under the law of Hong Kong SAR. Global Mofy HK is the wholly-owned subsidiary of Global Mofy Cayman and is currently not engaging in any active business and merely acting as a holding company.

Global Mofy WFOE was incorporated on December 9, 2021, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Global Mofy HK and a wholly foreign-owned entity under the PRC laws. The registered principal activity of the company is technology development, technical services, and software development. Global Mofy WFOE had entered into VIE Agreements with Global Mofy China and its shareholders.

Global Mofy China was incorporated on November 22, 2017 under the laws of the People’s Republic of China. The registered principal activity of the company is technology development, technical services, design and produce advertisement, and film screening. Global Mofy China is one of our operating entities.

Shanghai Mofy was incorporated on May 11, 2020 under the laws of the PRC. Shanghai Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Kashi Mofy was incorporated on July 31, 2019 under the laws of the PRC. Kashi Mofy is a wholly owned subsidiary of Global Mofy China and is one of our operating entities.

Xi’an Mofy was incorporated on June 8, 2018 under the laws of the PRC. Xi’an Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

Beijing Mofy was incorporated on February 7, 2018 under the laws of the PRC. Beijing Mofy is a majority owned subsidiary of Global Mofy China and is one of our operating entities.

The VIE Agreements

Due to PRC legal restrictions on foreign ownership, neither Global Mofy Cayman nor its subsidiaries own any direct equity interest in Global Mofy China. On January 5, 2022, Global Mofy WFOE entered into the VIE Agreements with Global Mofy China and all the shareholders of Global Mofy China, or the Global Mofy China Shareholders. There are 13 Global Mofy China shareholders in total. Haogang Yang, Hainan Union Management Co., Ltd., Murui Enterprise Management (Beijing) Partnership, Yuchao Lu are more than five percent shareholders of Global Mofy China. Haogang Yang owns 47.42% of the shares. Hainan Union Management Co., Ltd., which is controlled by Dengyao Jia, owns 9.9% of the shares. Murui Enterprise Management (Beijing) Partnership, which is controlled by Haogang Yang, owns 7.9% of the shares. Yuchao Lu owns 5.7% of the shares.

Contractual Arrangements between Global Mofy WFOE and Global Mofy China

Each of the VIE Agreements is described in detail below:

Consultation and Services Agreement

Pursuant to the Consultation and Services Agreement between Global Mofy WFOE and Global Mofy China, as amended, Global Mofy WFOE is engaged as exclusive provider of management consulting services to Global Mofy Beijing. For such services, Global Mofy China agrees to pay service fees determined based on all of its net income to Global Mofy WFOE or Global Mofy WFOE has obligation to absorb all of the losses of Global Mofy China.

The Consultation and Services Agreement, as amended, remains in effect for 30 years until January 05, 2052. The agreement can be extended only if Global Mofy WFOE gives its written consent of extension of the agreement and Global Mofy China then may extend without reservation.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement, the Global Mofy China Shareholders irrevocably granted Global Mofy WFOE or its designee an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Global Mofy China held by the Global Mofy China Shareholders.

The agreements will terminate at the date on which all of these shareholders’ equity interests of Global Mofy China has been transferred to Global Mofy WFOE or its designee.

Business Operation Agreement

Pursuant to the Business Operation Agreement between Global Mofy China and Global Mofy WFOE, Global Mofy WFOE provides Global Mofy China with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Global Mofy China by Global Mofy WFOE under this agreement, Global Mofy WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Global Mofy WFOE. The service fee should approximately equal to Global Mofy China’s net profit.

Business Operation Agreement remains in effect unless Global Mofy WFOE commits gross negligence, or a fraudulent act, against Global Mofy China. Nevertheless, Global Mofy WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Global Mofy China at any time.

Shareholder Voting Proxy Agreement

Pursuant to the Shareholder Voting Proxy Agreement, the shareholders of Global Mofy China give Global Mofy WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Global Mofy China and to exercise all of their rights as shareholders of Global Mofy China, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Global Mofy China. In consideration of such granted rights, Global Mofy WFOE agrees to provide the necessary financial support to Global Mofy China whether or not Global Mofy China incurs loss and agrees not to request repayment if Global Mofy China is unable to do so. The agreements shall remain in effect for 10 years till January 05, 2032 and will automatically be renewed for another 10 years at the end of the term, unless Global Mofy WFOE notifies other parties in writing 30 days before the expiration date.

Equity Pledge Agreement

Under the Equity Pledge Agreement between Global Mofy WFOE and the Global Mofy China Shareholders, the Global Mofy China Shareholders pledged all of their equity interests in Global Mofy China to Global Mofy WFOE to guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement. Under the terms of the Equity Pledge Agreement, in the event that Global Mofy China breaches its contractual obligations under the Business Operation Agreement, Global Mofy WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Global Mofy China Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Global Mofy WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Global Mofy China Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Global Mofy WFOE’s interest.

The Equity Pledge Agreement shall be effective until the full payment of the service fees under the Business Operation Agreement has been made and upon termination of Global Mofy China’s obligations under the Business Operation Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement, (2) ensure the shareholders of Global Mofy China do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Global Mofy WFOE’s interests without Global Mofy WFOE’s prior written consent and (3) provide Global Mofy WFOE control over Global Mofy China.

Currently, one of our beneficial owners, who is PRC resident, has not completed the Circular 37 Registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, assure you that each of our shareholders who are PRC residents will, in the future, complete the registration process as required by Circular 37. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. Please see “Risk Factors — Risks Related to Doing Business in China — One of our shareholders has not completed the Circular 37 Registration. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration” on page 37 of this prospectus.

Shareholders who have completed the Circular 37 registration would not be adversely affected and are allowed to contribute assets into the offshore special purpose vehicle and repatriate profits and dividends from them. Since Global Mofy WFOE has completed its foreign exchange registration as a foreign investment enterprise, its ability to receive capital contribution, make distributions and pay dividends is not restricted.

Risks Associated with our Corporate Structure and the VIE Agreements

We have evaluated the guidance in FASB ASC 810 and determined that Global Mofy WFOE is the primary beneficiary of Global Mofy China for accounting purposes as a result of the VIE Agreements. Accordingly, we treat Global Mofy China and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of Global Mofy China and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE Agreements are less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, Global Mofy China and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Global Mofy China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Global Mofy China and its shareholders of their contractual obligations under the VIE Agreements to exercise control over Global Mofy China. The shareholders of Global Mofy China may not act in the best interests of our Company or may not perform their obligations under these contracts. In addition, failure of the shareholders of Global Mofy China to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. As of the date of this prospectus, the VIE Agreements have not been tested in a court of law. If the Chinese regulatory authorities disallow the VIE structure in the future, it will likely result in a material change in our operation and financial performance. It could also result in a material change in the value of the securities offered by us in this prospectus, causing the value of such securities to significantly decline or become worthless. For a detailed description of the risks certainties of the VIE structure, see “Risk Factors — Risks Related to Our Corporate Structure” on page 21.

Industry

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, and market opportunity, are based on industry reports generated by Frost and Sullivan, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Forecasts and other forward-looking information with respect to industry are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special Note Regarding Forward Looking Statements.”

We are a technology provider for building the metaverse. Our core technology is 3D rebuilt technology and AI interactive technology, which are used in various segments of the metaverse such as TV/Movie, animation, games, AR/VR and advertising, etc.

Overview of metaverse

Idealistically, the metaverse is a virtual world that offers parallel experiences to the real world, where visitors use hardware devices such as motion-tracking machinery, AR/VR to physically interact in a virtual world, take the form of virtual avatars and live pseudo-anonymous lives. Metaverse comprises four core elements:

•        Highly realistic and immersive experiences

•        High-quality and rich contents

•        Interaction, a social attribute that breaks the boundary between the real world and the virtual space.

•        Independent economic systems

The metaverse is still an evolving concept and many industry experts believe it will take three phases to reach the idealistic format. At present, we are in phase 1.0, and the core foundation of this phase is the immersive experiences, which is largely affected by the quality of virtual contents and hardware devices. As the metaverse evolves to phase 2.0, it is expected to form a mature social system and economic system that will reflect the working mechanisms of the real world. And in phase 3.0, it is expected that the virtual world will cover wider ranges of real scenarios that can reflect all aspects of users’ lives and form a complete and sustainable immersive world.

Industrial chain analysis of metaverse

The industrial chain of the metaverse consists of four layers:

•        Underlying technology layer: fundamental technologies to build the metaverse, such as cloud computing technology, blockchain technology and etc;

•        Device layer: hardware devices which provides immersive experiences for user, examples including AR/VR devices and brain-computer interfaces;

•        Platform layer: virtual platforms where users can conduct different activities, such as work platforms, social platforms and game platforms; and

•        Scenario application layer: virtual content providers to provide users or platforms with high-quality virtual contents through virtual technology. This may be game contents for game platforms or virtual video contents for AR/VR platforms. High-quality and rich virtual content is one of the four core elements of building the metaverse. Just as physical objects build our real world, digital assets are not only a necessary element for building virtual content, but also the fundamental building blocks of the metaverse.

Market factors driving the metaverse industry

The metaverse industry is driven by the following factors:

•        Continuous improvement of underlying technology: The realization of real-time massive information interaction and immersive experiences inside the metaverse is based on the continuous improvement of underlying technologies such as communication technology and data processing technology. The fast adopting of 5G technology in China and the continuously upgrading compute calculation power will elevate users’ immersive experiences and further advance the development of the metaverse. According to the Ministry of Industry and Information Technology of the PRC, China completed more than 600,000 new 5G base stations in 2020, and the number of 5G users is expected to exceed 560 million in 2023.

•        Rapid development of interactive hardware: Through years of development, interactive hardware technologies have matured quickly and industries is now entering into a rapid development stage. According to IDC’s forecast, global AR and VR shipment will reach 76.72 million units in 2024, an increase of 81.5% compared with the 7.06 million units shipped in 2020. In the same timeframe, BCG and Mordor intelligence forecast the global AR/VR market size is expected to expand to US $296.9 billion in 2024.

•        Lifestyle changes due to COVID-19: Under the influence of COVID-19, many of the offline activities have now shifted to online. Such shifting is catalyzing the adaptation and development of the metaverse which the ultimate form is a virtual world parallels to the real world.

•        Tech giants are stimulating the industry growth: According to Frost & Sullivan, the number of mobile Internet users in China in 2020 has reached 985.8 million and the year-on-year growth rate of users is expected to decline over the next three years to only 3.6% by 2025. Tech giants are in a dire need of the next high-growth and sustainable market to maintain their own growth after the mobile internet ecology. Since the metaverse concept was sparked by Roblox’s listing in 2021, we have seen many major Tech giants, including Facebook, Unity, and Tencent, have entered the metaverse in order to capitalize on the industry. With the entry of giants and the influx of funds, small and medium-sized companies are also promptly participating, just like we have seen previously in the development history of the mobile internet ecology.

Future developmental trends of the metaverse industry

As technology matures and tech giants enter the industry with a huge influx of funding, metaverse is developing rapidly. According to PWC, the global metaverse size will grow at the CAGR of 36%, to reach RMB 3073.4 billion (approximately US$ 473 billion) in 2025. In China, the market size of metaverse reached RMB 73.8 billion (approximately US$ 11.35 billion) in 2020 and will reach RMB 316.1 billion (approximately US$ 48.6 billion) by 2025.

Metaverse size worldwide RMB billion
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
-
320.6
660.3
958.0
1,332.2
1,762.5
2,307.0
3,073.4
2019
2020
2021E
2022E
2023E
2024E
2025E

Metaverse size in China RMB billion
350.0
300.0
250.0
200.0
150.0
100.0
50.0
-
35.9
73.8
107.1
149.0
195.5
249.7
316.1
2019
2020
2021E
2022E
2023E
2024E
2025E

Overview of the market for scenario application layer of metaverse in China

Participants in the scenario application layer of the metaverse are creating contents for users and platforms of the metaverse, and high-quality virtual content is one of the four core elements in the development of the metaverse. Because digital asset is the essential element for building virtual contents, which can be recognized as the fundamental building blocks for metaverse.

Since its establishment, the Company has been committed to providing high-quality virtual technology services for customers in the entertainment sectors to assist them in producing high-quality virtual entertainment contents, and so accumulated years of experience in virtual technology and production quality control. As early as 2019, two years before the rise of the concept of the metaverse, the Company recognized the value of digital assets in the realm of technical services: they can bring low-cost, highly efficient, and high-quality solutions to the content production industry. With this in mind, the Company started to convert digital assets along with the daily business activities. At the same time, the Company kept improving its conversion efficiency and conversion quality through technology accumulation, industry know-how, and continuous iterative technologies. Over the past two years, the Company has totally converted more than 7,000 high quality 3D digital assets and gained a leading advantage in the scenario application layer of the metaverse especially in the area of high quality 3D digital assets in China.

According to the statistics by Sullivan, it is expected that virtual technology service of the metaverse will usher in large financial growth with the explosion of the overall size of the metaverse market. By 2025, the global market size of virtual technology services in the metaverse entertainment industry alone is estimated to reach RMB 1,813.3 billion (approximately US$ 279 billion) in 2025, five times that of 2020. The rapid growth of the industry has also been a driving force for the Company’s virtual technology services.

Virtual technology service market size in metaverse entertainment industry RMB billion
2,000.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
175.4
360.5
526.9
746.0
1,004.6
1,338.1
1,813.3
2019
2020
2021E
2022E
2023E
2024E
2025E

The market size of 3D digital assets, the essential element of virtual contents and fundamental blocks of metaverse, also shows a strong growth trend. According to the statistics by Sullivan, the market size of 3D digital assets in the metaverse was RMB 195.3 billion (approximately US$ 30 billion) in 2020 and is expected to reach RMB 1,124.3 billion (approximately US$ 173 billion) in 2025.

Market size of 3D digital assets in metaverse RMB billion
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
104.2
195.3
295.1
429.0
592.7
809.5
1,124.3
2019
2020
2021E
2022E
2023E
2024E
2025E

Competitive Advantages

We are committed to provide our customers with quality technology service and to become the largest 3D digital asset provider in China. We believe that we have a number of competitive advantages that will enable us to maintain and further improve our market position in the industry. Our competitive advantages include:

•        We own proprietary “Mofy Lab” technology platform.    Our technology platform consists of 3D rebuilt technology and AI interactive technology which enable us to precisely convert almost all physical world objects into high definition 3D digital assets. With this technology platform, we are able to create high-quality virtual contents and digital assets quickly and cost-effectively to meet the needs of our customers.

•        We are an established player in the metaverse industry.    We are one of the early entrants in the metaverse industry. Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. These digital assets can be quickly deployed and integrated by our customers with minimal customization, thus reducing project costs and expediate completion time.

•        Our staff and management are experienced and diversified in operations and managements.    Our key team members have more than 10 years of experience in their respective fields. The founder, Haogang Yang, is a serial entrepreneur with extensive experience in business management and operation. He realized the value of digital assets in the field of virtual contents as early as in early 2019 and firmly led Global Mofy China to reserve digital assets, which has brought Global Mofy China to occupy the dominant position. In addition, Global Mofy China features with a diverse senior management team. Ms. Wenjun Jiang, the Chief Technology Officer of the Company, has more than 15 years’ experience in virtual technology. Global Mofy China’s principal operation is intelligence intensive. Since inception, Global Mofy China has pooled a large number of managerial talents in the industry forming a professional and stable operation and management team.

Our Growth Strategy

We plan to implement the following growth strategies to further expand our business operations:

•        We will continue to focus on the research and development of our technologies.    Global Mofy China has been focusing on research and development since its inception and there were approximately 22 employees engaging in research and development as of February 28, 2022. Global Mofy China is a national certified high-tech enterprise by both the Beijing Municipal Science & Technology Commission and the Administrative Commission of Zhongguancun Science Park for its cutting-edge 3D rebuilt and AI interactive technologies. As our company continues to grow in size and the rapid development of technologies in the metaverse industry, Global Mofy China is placing an increasing emphasis on research and development. In addition to continuously optimizing our technology, we, through the VIE and its subsidiaries, will accelerate the development of digital assets, with the expectation to convert at least 10,000 assets a year to expand our competitive advantage.

•        We aim to maintain and further develop business relationships with our customers and potential players in the metaverse industry.    We have developed years of relationships with both upstream and downstream entities of the industry. Our founding team has built solid connections with Tencent, Alibaba, and other first-line leading metaverse platforms in China. We have also developed business relationships with Youku, Perfect World, Wimi Hologram, and other content companies across many varied segments of the industry.

•        We plan to cooperate with or acquire similar digital assets providers to expand our digital assets content in order to implement our business strategy.    Besides Global Mofy China, there are currently handful other independent high-definition 3D digital asset providers worldwide. However, they achieve merely average performance due to outdated operating concepts. Within 12 to 24 months of listing on Nasdaq, Global Mofy China plans to develop strategic partnership, or to eventually acquire similar digital assets providers to further expand our digital assets reserve.

Our Products and Services

Utilizing our proprietary “Mofy Lab” technology platform, we offer three main services as follows: (i) virtual technology service, (ii) digital marketing and, (iii) digital asset development and others.

Virtual technology service

We provide comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animations, adverting and gaming, etc. Leveraging our proprietary “Mofy Lab” technology platform, we are able to produce high-quality virtual content quickly and cost-effectively to meet highly differentiated customers’ needs.

From the beginning stage of the project, we provide the customer with a full set of virtual technology solutions, including the production of 3D digital assets, the planning of the shooting scheme and the guidance on virtual content production. We participate in the shooting and production of the project throughout the production process, and help the customer optimize the production scheme at any time to ensure the cost and quality.

The workflow is illustrated as follows:

We have served many high-profile customers from different industries. Some of the notable customers include Tencent’s affiliates, Youku’s affiliates, listed companies such as Perfect World (Nasdaq: PWRD), L’OREAL (Nasdaq: LRLCY), and H&R Century Pictures (Shenzhen Stock Exchange: 000892).

The virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require us to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year with most projects last from four to eight months.

For the years ended September 30, 2021 and 2020, approximately 47% and 100% of our revenues were generated from virtual technology services, respectively.

Digital Marketing

We provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. The advertisements are in different format, including but not limited to short video, landing pages and static materials.

We use our virtual technology to create virtual content for the advertisement production. As we have developed business relationships with a number of brand owners and advertising channels while providing virtual technology services, we are able to directly contact advertisers to complete the promotion services after we complete the advertisement production, at a competitive pricing. We provide digital marketing services to large customers including L’OREAL and Pepsi, etc. However, we expect our revenue to be generated from digital marketing will be declined for the year ended September 30, 2022, due to our current business focus shifting to the digital asset development, our third line of business.

The Company’s integrated digital marketing service process is as follows:

We first conduct in-depth research on customer’s products from dimensions such as its product orientation, product features and audience portraits, and the production team will then carry out the technical design and assist in content production. Upon customer’s approval of the proposed contents, we then obtain visibility on various social media platforms such as online content-based platforms (e.g. Tik-Tok) and popular apps. In a typical project, we insert such customer’s promotion materials on the platform and apps with high traffic, to attract more click views. Based on the customer’s specification about the promotion content, the expected frequency of and views, our operation staff tracks the work progress and ensure the customer’s expectation has been met at the end of the promotion cycle. Our technology team monitors the traffic and analyses the results of the promotion and produces a traffic report to the customer. The customer is able to track the number of clicks and views.

We enter into digital marketing contracts with customers, pursuant to which we provide advertisement production and promotion services to customers. We receive commissions from our customers based on specific action (i.e. cost per mille “CPM”) for online display.

For the year ended September 30, 2021, we generated approximately 43% of our revenues from digital marketing services.

Digital Asset Development and Others

Through our virtual content production business and opportunistic acquisition of certain digital assets, we are able to build a robust digital asset bank with more than 7,000 3D digital assets. We grant specific use right of these digital assets to customers who use them based on their specific needs across different applications such as animation and gaming. Our digital assets mainly consist of high-quality 3D renders of scenes, characters and objects. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediate completion time. With the rapid development of metaverse, we believe digital assets will be become increasingly valuable and have abundant use cases. We plan to actively expand our digital asset bank and build digital assets which we believe have more use case to serve this fast-growing market.

The core technologies of digital asset development service are the 3D rebuilt technology and AI interactive technology which is the foundation of our “Mofy Lab” technology platform. Through years of research and development, we can precisely convert almost all physical world objects including human, animal, subjects, scenes into high definition 3D digital assets to be used in the virtual world.

We enter into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use our digital assets within certain scope of use, and we are entitled to receive the license fee under the licensing arrangements. Generally, unless the digital assets are customized specifically as requested by the customers, the licensing of the digital assets is non-exclusive and the digital assets may be licensed repeatedly to other customers. For the year ended September 30, 2021, our revenue generated from this line of business reached nearly 10% of our total revenues, which is expected to be further increased for the year ending September 30, 2022.

Our Technology

Global Mofy China has its own technology platform called “Mofy Lab.” The in-house developed “Mofy Lab” contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can precisely convert real word objects into 3D digital assets, which to be used in the metaverse and provide one-stop, low barrier, low cost method to assist our customers to create high quality virtual contents in TV/movie, animations, games, AR/VR and advertisements, etc. We use these two technologies in all three of our lines of business including virtual technology service, digital marketing, and digital asset development and others.

3D Rebuilt Technology

The 3D rebuild technology is the key to transfer a physical object in the real world into a 3D digital asset in metaverse. The principle of the 3D rebuilt technology is to transfer the characters, objects and scenarios of the real world into 3D digital assets that can be used by computer languages, or the “virtual world”, through the process of in-depth data acquisition, pre-processing, point cloud registration and fusion, surface generation and so on done by the computer after high-precision, 3D structured omni-directional scanning of real objects.

Metaverse is essentially a virtual world parallel to the real physical world. Just as physical objects build the real world, 3D digital assets can be regarded as the fundamental bricks building the virtual world of metaverse. Through our 3D rebuilt technology, the character images, article images and real scenarios of the real world can be efficiently converted into high-fidelity 3D digital images.

AI Interactive Technology

We use artificial intelligence (AI) interactive technology to generate or synthesize virtual digital human. Global Mofy China has cooperated with the Alibaba DAMO Academy to integrate the virtual digital human technology with the intelligent voice technology. Through the cooperation, Global Mofy China registered two software copyrights: AI We-media Resource Network Cloud Platform and AI Visual Effect Platform.

Global Mofy China is one of the first companies in China to combine virtual digital human with intelligent voice and integrate the voice-expression matching technology at the same time. Virtual digital humans are generally considered to be digital humans with human appearance, language, and physical expression capabilities. Behind it is the coordination of multiple intelligent voice and multi-modal modules such as speech generation, animation generation, audio and video synthesis, and dialogue interaction. Through our AI interactive technology, our virtual digital human can be hyper-realistic with smooth fiscal expression and body movement. At present, the virtual digital humans we produce are mainly used as the extension of real humans’ digital identity in metaverse. In the future, we will consider the expansion of virtual anchors, virtual customer services and even virtual celebrities.

We create virtual digital humans through the following process: we first complete omni-directional fine scanning to produce intelligent modeling/binding; virtual images are then produced after real-time engine rendering through 3D capture technology. Based on text to speech (TTS) technology, real-time emotional speech synthesis and timbre conversion of virtual digital humans can be generated, displaying multiple rounds of dialogues at the same time. The semantics can be intelligently understood in the process of dialogue, with actions and expressions generated in real time to match the semantics. Virtual humans with real-time interaction and high fidelity can be generated.

By using the 3D rebuilt technology and AI interactive technology, we can efficiently convert characters, objects and scenarios of the real world into high-fidelity and interactive 3D digital assets to be used in the metaverse.

Our Customers

For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively. As of September 30, 2021, the balance due from four customers accounted for approximately 38%, 13%, 12% and 12% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2020, four customers accounted for approximately 18%, 17%, 14% and 13% of total revenues, respectively. As of September 30, 2020, the balance due from two customers accounted for approximately 78% and 19% of the Company’s total accounts receivable, respectively.

Our Suppliers

For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively. As of September 30, 2021, two suppliers accounted for approximately 49% and 16% of the Company’s accounts payable, respectively.

For the year ended September 30, 2020, two suppliers accounted for approximately 17% and 12% of the total purchases, respectively. As of September 30, 2020, five suppliers accounted for approximately 23%, 23%, 18%, 17% and 14% of the Company’s accounts payable, respectively.

Sales and Marketing

Global Mofy China has won many awards, including national high-tech enterprise certification issued by both the Beijing Municipal Science & Technology Commission and the Administrative Commission of Beijing Zhongguancun Science Park, taken the lead in technology and won the recognition of its technical strengths in the industry. We conduct our sales and marketing through various sources as follows:

•        Our experienced management team:    Haogang Yang, the Chief Executive Officer of the Company, and Wenjun Jiang, the Chief Technology Officer of the Company, both have many years of experience in the industry and have developed business and personal relationship with industry leaders.

•        Existing and former customers who have used our services:    We have established a good reputation for the quality of our services in the industry spread through word of mouth. Global Mofy China’s previous projects have won high customer satisfaction and have worked with many different customers. The business department has established an archive for the maintenance of new and repeating customers and contacts customers regularly. We believe these factors have increased the likelihood that both existing and former customers will recommend our services to their networks.

•        Participating in various domestic summits:    We are often invited to attend various domestic summits including these organized by 36Kr Media and China International Capital Corporation where we can reach potential new customers.

Research and Development

Metaverse is often used to describe the concept of persistent, shared, 3D virtual spaces in a virtual universe. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is finally materializing in the actual world.

Global Mofy China has kept iterating and optimizing the virtual technology. Since its inception, Global Mofy China has invested heavily in core technology and have constantly recruited new technical talents to help the growth. As of February 28, 2022 and September 30, 2021, Global Mofy China has 22 and 30 research and development personnel, respectively, among them, there are 8 research and development personnel related to the core technology platform, Mofy Lab, which is in the charge by Wenjun Jiang, the Chief Technology Officer of the Company. For the fiscal years ended September 30, 2021 and 2020, we had USD$661,134 and USD$1,037,999 for research and development expenses, respectively.

Competition

We face fierce competition in the two lines of business of virtual technology service and digital marketing. One of the strongest competitors in China is BaseFX in terms of virtual technology service. In terms of digital marketing, there are few competitors providing full package services like us, and the biggest competitor is SVHQ Media from Singapore. We expect that our main line of business will be the digital asset development and others in the future. We began to convert real world objects into digital assets two years ago. At present, based on our acknowledgement of the industry, we believe we are one of the leading digital asset banks with the widest categories in China, and own more than 7,000 digital assets. We entered into the industry at a relatively early stage. Currently we have no direct competitors in digital asset development business, but we expect a large number of companies to enter the industry due to the boom of metaverse in 2021. Therefore, we should continue to grow to maintain the existing advantages.

Intellectual property

We rely on trademarks, patents and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights. Global Mofy China has signed relevant confidentiality agreements or clauses with our employees, certain customers and suppliers. We rely on these confidentiality agreements, clauses, and other protections of our technical knowledge to maintain our technological advantages in products and designs.

Protecting our intellectual property is a strategic focus of our business. Global Mofy China does not rely on intellectual property rights authorized by third parties for our business operation.

As of the date of this prospectus, Global Mofy China has 1 registered trademark, 1 registered domain name, and 31 registered copyrights. Xi’an Mofy has 5 registered copyrights.

Trademarks

Global Mofy China owns the following registered trademark and it has also filed 2 trademark application and both of them are currently pending for approval.

No.	Trademark name	Application/registration number	Application date	Application category	Trademark status
1	Mo Fei Shi Xiao (literally the Mofy Visual Effects)	56144678	May 18, 2021	Class 40	Registered

Copyrights

Works copyright

No.	Works name	Registration number	Completion date of works	Registration date	Registration category	Copyright owner
1	Wu Gen Zhi Guo (literally the Rootless Country)	GZDZ-2018-A-00624455	July 20, 2018	September 25, 2018	Written Works	Global Mofy (Beijing) Technology Co., Limited
2	Ba Luo Tu (literally the Barlow Rabbit)	GZDZ-2021-F-00176083	January 27, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
3	Cai Hong Shou (literally the Rainbow Beast)	GZDZ-2021-F-00176086	November 26, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
4	Chou Chou Mei (literally the Less Good-looking But Cute Girl)	GZDZ-2021-F-00176084	January 19, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
5	Chou Chou Wa (literally the Less Good-looking But Cute Baby)	GZDZ-2021-F-00176085	January 16, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
6	Guan Jun Zhi Lu (literally the Road of Champion)	QZDZ-2021-F-00349474	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
7	Jian Bao Jin Tong (literally the Golden Pupils For Identifying Treasures)	QZDZ-2021-F-00349234	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
8	Jin Yi Wei Mi Dang (literally the Secret Files of Royal Guards)	QZDZ-2021-F-00348994	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
9	Ling Dang (literally the Small Bells)	GZDZ-2021-F-00176081	January 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
10	Ru Lian Shi Tui Li Shi Jian Bu (literally the Mortician’s Reasoning Event Book)	QZDZ-2021-F-00348995	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
11	Wan Zi (literally the Meatballs)	GZDZ-2021-F-00176082	August 3, 2020	August 3, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited
12	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010206	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
13	Xun Zhi Wu Yu (literally the Xun’s Story)	GZDZ-2020-F-01010207	May 30, 2019	March 27, 2020	Art works	Global Mofy (Beijing) Technology Co., Limited
14	Zui Hou Yi Ge Shou Shan Ren (literally the Last Mountain Guard)	QZDZ-2021-F-00349235	January 18, 2021	November 11, 2021	Art works	Global Mofy (Beijing) Technology Co., Limited

Software copyright

No.	Software name	Version number	Software abbreviation	Registration number	Approval date of registration	Certificate number	Owner
1	Global Mofy Maya Assets Batch Importing Plug-in System	V1.3	Global Mofy Maya Assets Batch Importing Plug-ins	2019SR1042371	October 14, 2019	RZDZ No. 4463128	Global Mofy (Beijing) Technology Co., Limited
2	Global Mofy Batch Renaming Software	V1.4	Global Mofy Batch Renaming	2019SR1036780	October 12, 2019	RZDZ No. 4457537	Global Mofy (Beijing) Technology Co., Limited
3	Global Mofy Management System for Project Working Time	V1.17	Global Mofy Project Working Time System	2019SR1034394	10/12/2019	RZDZ No. 4455151	Global Mofy (Beijing) Technology Co., Limited
4	Global Mofy 3dsMax Plug-in System for Polygon Conversion	V1.54	Global Mofy 3dsMax Plug-ins for Polygon Conversion	2019SR1034386	10/12/2019	RZDZ No. 4455143	Global Mofy (Beijing) Technology Co., Limited
5	Global Mofy 3dsMax Plug-in System for Batch Rendering	V1.12	Global Mofy 3dsMax Plug-ins for Batch Rendering	2019SR1029565	October 11, 2019	RZDZ No. 4450322	Global Mofy (Beijing) Technology Co., Limited
6	Network Technology System for Digital Vision	V1.0	—	2019SR0891875	8/27/2019	RZDZ No. 4312632	Global Mofy (Beijing) Technology Co., Limited
7	Global Mofy AI Visual Effect Platform	V1.0	—	2019SR0891498	August 27, 2019	RZDZ No. 4312255	Global Mofy (Beijing) Technology Co., Limited
8	Digital IP Image Storage System	V1.0	—	2019SR0891684	8/27/2019	RZDZ No. 4312441	Global Mofy (Beijing) Technology Co., Limited
9	Network Cloud Platform Based on AI We-media Resources	V1.0	—	2019SR0891876	8/27/2019	RZDZ No. 431233	Global Mofy (Beijing) Technology Co., Limited
10	Global Mofy Nuke Management System for Default Values of Node Attributes	V1.0	Global Mofy Nuke Management Tool for Default Values of Nodes	2019SR0824052	August 8, 2019	RZDZ No. 4244809	Global Mofy (Beijing) Technology Co., Limited
11	Global Mofy Nuke Plug-in System for Grid Effect Generation	V1.0	Global Mofy Nuke Plug-ins for Grid Effect Generation	2019SR0824061	8/8/2019	RZDZ No. 4244818	Global Mofy (Beijing) Technology Co., Limited
12	Global Mofy Nuke Plug-in System for Pixel Analysis	V1.0	Global Mofy Nuke Pixel Analysis Plug-ins	2019SR0824045	August 8, 2019	RZDZ No. 4244802	Global Mofy (Beijing) Technology Co., Limited
13	Global Mofy Nuke Batch Modification System for Node Attribute	V1.0	Global Mofy Nuke Batch Modification Tools for Attributes	2019SR0824707	8/8/2019	RZDZ No. 4245464	Global Mofy (Beijing) Technology Co., Limited
14	Global Mofy Nuke Plug-in System for Lens Halo	V1.0	Global Mofy Nuke Lens Halo Plug-ins	2019SR0797783	August 1, 2019	RZDZ No. 4218540	Global Mofy (Beijing) Technology Co., Limited
15	Global Mofy Nuke Project Management System	V1.0	Global Mofy Nuke Project Management	2019SR0797113	July 31, 2019	RZDZ No. 4217870	Global Mofy (Beijing) Technology Co., Limited
16	Global Mofy Nuke 2D Lighting Plug-in System	V1.0	Global Mofy Nuke 2D Lighting Plug-ins	2019SR0797404	7/31/2019	RZDZ No. 4218161	Global Mofy (Beijing) Technology Co., Limited
17	Global Mofy Nuke Plug-in System for Batch Rendering	V1.0	Global Mofy Nuke Batch Rendering Plug-ins	2019SR0797267	7/31/2019	RZDZ No. 4218024	Global Mofy (Beijing) Technology Co., Limited
18	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	V1.13	Digital Cloud Library 3dsMax Plug-in System for Multi-scenario Queue Rendering	2019SR1435524	December 26, 2019	RZDZ No. 4856281	Xi’an Digital Cloud Library Technology Co., Ltd.
19	Digital Cloud Library 3dsMax Quick Rendering Plug-in System	V1.13	Digital Cloud Library 3dsMax Quick Rendering Plug-ins	2019SR1436175	12/26/2019	RZDZ No. 4856932	Xi’an Digital Cloud Library Technology Co., Ltd.
20	Digital Cloud Library Maya Plug-in System for Camera Distance Materials	V1.1	Digital Cloud Library Maya Camera Distance Materials	2019SR1439640	12/26/2019	RZDZ No. 4860397	Xi’an Digital Cloud Library Technology Co., Ltd.
21	Digital Cloud Library Maya View Watermark Plug-in System	V1.2	Digital Cloud Library Maya View Watermark Nodes	2019SR1437211	12/26/2019	RZDZ No. 4857968	Xi’an Digital Cloud Library Technology Co., Ltd.
22	Digital Cloud Library 3dsMax Vertex Light Plug-in System	V1.104	Digital Cloud Library 3dsMax Vertex Light Plug-ins	2019SR1437204	July 19, 2019	RZDZ No. 4857961	Xi’an Digital Cloud Library Technology Co., Ltd.

Domain

Global Mofy China has the right to use the following domain registration issued in the PRC:

Number	Domain Name	Owner
1	globalmofy.cn	Global Mofy (Beijing) Technology Co., Limited

Our Employees

As of February 28, 2022 and September 30, 2021, we have 32 and 44 employees, respectively, in the following departments:

Departments	As of February 28, 2022	As of September 30, 2021
Management and Administration Department	6	8
Operation and Commerce Department	4	6
R & D Department – Mofy Lab	8	8
R & D Department – Others	14	22
Total	32	44

Global Mofy China’s employees are not protected by representatives of labor organizations and collective bargaining agreements. We believe that Global Mofy China maintains a good working relationship with our employees and we have not experienced any major labor disputes. According to the local laws and regulations, Global Mofy China is required to make contributions to the employee welfare plan based on specific percentages of employee salaries, bonuses and certain allowances, and the maximum amount is set by the local government from time to time. Global Mofy China participate in various employee social security programs organized by local governments and has paid social insurance for all employees, including housing provident fund and five types of social insurance including pension, medical care, work-related injury, unemployment, and maternity.

Global Mofy China strengthened staff training, implemented performance appraisal and other measures to improve staff monetization and work efficiency. We believe that Global Mofy China maintains a good relationship with our employees.

Facilities

Our operating office is located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, which covers an area of 870 square meters. Global Mofy China leased the office for three years starting from September 18, 2020. The rent is RMB 132,000 per month (approximately US$ 20,300), payable every three months.

Legal proceedings

As of the date of this prospectus, we are not involved in any legal or administrative litigation that may have a material adverse effect on the company’s business, balance sheet, operating performance and cash flow.

We have taken measures to reduce the potential liability in relevant regulations, such as data security, network security, etc. Our main subsidiaries registered under Chinese laws have complied with the relevant Chinese laws and regulations currently in force in all major aspects, and have obtained all the necessary licenses and approvals required for our business operations in China from the relevant government departments, and these licenses and approvals are still valid.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Digital Assets

In November 2019, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Strengthening the Protection of Intellectual Property, requiring that the government (i) adhere to the principles of strict protection, overall coordination, key breakthroughs, and equal protection; and (ii) constantly reform and improve the intellectual property protection system, strengthen protection by comprehensive use of legal, administrative, economic, technological and social governance means, so as to promote the overall improvement of protection capacity and level; firmly establishing the idea that to protect intellectual property is to protect innovation. The digital copyright protection has embraced the driving forces from the strengthening awareness of copyright protection in the cultural industry through the official inauguration of the Working Committee for Text Copyright Protection under the Copyright Society of China and the establishment of a genuine content protection mechanism.

On November 11, 2020, the Copyright Law of the People’s Republic of China (hereinafter referred to as the “Copyright Law”) was adopted and promulgated at the 23rd Session of the Standing Committee of the 13th National People’s Congress of the People’s Republic of China.

The new Copyright Law of 2020, which entered into force as of June 1, 2021, contains several revisions which will deliver a significant impact on the cultural and entertainment industries. The Copyright Law has made an adjustment to a number of aspects, including subject, definition, and scope of works, and rights content of copyright. In particular, it has made major changes to both the definition and scope of works. In addition to the original enumeration method for the scope of works, it also stipulates the definition of works, thereby providing the foundation and basis for the protection of new forms of works. Meanwhile, it now defines audio-visual works.

As to the right contents of copyright, it has added the provision regarding the “digital” reproduction method. As to the restriction over rights, it has modified the conditions for the reasonable use. As to the copyright protection, it has introduced the punitive penalty and increased the legal compensation ceiling to RMB5 million to further strengthen the copyright protection. The recent revision of the Copyright Law has expanded the scope of works, added the contents of copyright protection, and reinforced the penalty against the infringement. It will strengthen the protection of intellectual results from this perspective and will further boost the vibrant development of the cultural and entertainment industries.

Judging from industry regulation, the competent authorities of the state successively issued a series of regulatory measures to regulate and normalize the industry in 2020 to promote the healthy and sustainable development of Internet marketing. These measures include the Interim Provisions on Normalizing Promotional Behaviors, the Guiding Opinions on Strengthening the Regulation of Webcast Marketing Activities, the Notice on Strengthening the Administration of Webcast Shows and Live E-commerce Broadcasts, and the Provisions on the Administration of Information Content Services in Internet Webcast Marketing (Exposure Draft).

Regulations on Advertising

The Advertising Law of the People’s Republic of China was adopted at the 10th Session of the Standing Committee of the 8th National People’s Congress on October 27, 1994, revised at the 14th Session of the Standing Committee of the 12th National People’s Congress on April 24, 2015, amended for the first time in accordance with the Decision on Amending Fifteen Laws at the 6th Session of the Standing Committee of the 13th National People’s Congress on October 26, 2018, and amended for the second time in accordance with the Decision on Amending Eight Laws at the 28th Session of the Standing Committee of the 13th National People’s Congress on April 29, 2021.

The advertising industry shall abide by the Advertising Law of the People’s Republic of China, a law that is formulated to regulate advertising activities, protect the legitimate rights and interests of consumers, promote the healthy development of the advertising industry, and maintain the social and economic orders. It was revised and adopted at the 14th Session of the Standing Committee of the 12th National People’s Congress of the People’s Republic of China on April 24, 2015 and implemented as of September 1, 2015.

In China, the legal attributes of many virtual assets remain controversial. However, from a traditional legal perspective, the primary key to judging whether the metaverse works to carry users’ properties is whether it can confer a similar “appearance of right” on users. However, only with such an “appearance of right”, can we infer or evaluate whether the certain virtual property belongs to a particular user or content creator in a virtual world such as the metaverse. In fact, this function is realizable in metaverse through virtual currencies and NFT. According to the Prevention of Bitcoin Speculation Risks issued in 2013, virtual currencies such as Bitcoin are defined as “a special virtual commodity” in China. Then, it is also clearly stipulated in Article 127 of the Civil Code that legal provisions, if any, shall prevail with regard to the protection of data and virtual Internet properties. It can be seen that a virtual currency itself is recognized and protected by Chinese laws as a special virtual commodity with value.

Regulations on Metaverse

In the context of the metaverse, the right of personal information is of vital importance. The right of personal information can be defined as the right of the information’s subject to control, in various ways, the personal information he enjoys and precludes the illegal use of such information by others. Dealing with the algorithm issue from the perspective of personal data empowerment overlaps, to some extent, with the regulation of algorithms from the perspective of algorithm disclosure and algorithm interpretability. However, the relevant laws concerning the personal data empowerment rely more on the personal control of data and the attempt to regulate the algorithms from the perspective of data, the object on which the algorithms depend. First, the relevant laws pertaining to the personal data empowerment endow individuals with a series of data rights to strengthen their knowledge and control of personal data. For example, many pieces of personal data legislation in Europe and the United States vest individuals with a series of rights over personal data collection. These include the right to make the informed choice, the right to access data, the right to correct data, the right to delete data, and the right to oppose automatic processing. The personal data empowerment imposes the responsibilities on data controllers and processors and requires them to satisfy a series of requirements regarding individuals’ data rights and assume the responsibilities of maintaining personal data security and data quality. In addition to stipulating the protection of privacy rights, the Personality Right Volume of the Civil Code in PRC also provides for the individuals’ right to retrieve, copy, correct and otherwise dispose of their personal information. In the metaverse, the objects concerning digital ownership rights are principally expressed in the forms of virtual properties, mainly including game device, game props, and online game coins, which, in essence, are the narrow digital and non-physical property and convertible into physical property under certain conditions.

On September 4, 2017, seven ministries and commissions, including the People’s Bank of China, jointly issued the Circular on Preventing the Financing Risk from Token Issuance, which defines all virtual currencies such as Bitcoin (BTC) and Ethereum (ETH) as virtual commodities, so virtual currencies should belong, in terms of legal nature, to the category of virtual property in a broad sense. It is also clearly stipulated in Article 127 of the Civil Code (2020) that “where laws contain the provisions pertaining to the protection of data and virtual Internet properties, such provisions shall prevail.” However, the definition, nature and protection modes of virtual properties are not elaborated.

Therefore, data and virtual Internet properties shall be adapted to the scope of protected objects under traditional civil property rights as soon as possible. Virtual Internet properties shall be particularly stipulated, that is, to define the Internet and its contents with property values as virtual immovable property and virtual movable property. Virtual property in the metaverse features anonymity, complexity, quick transaction and wide use that don’t require the face-to-face meeting, thereby posing a high money laundering risk. According to the Shanghai Municipal Higher People’s Procuratorate, in 2020, the upstream crimes of money laundering cases mainly focused on the illegal fund raising on the Internet, and the money laundering associated with these crimes made it more difficult for the surveillance and judicial organs to recover the laundered money and losses. In December 2019, Singapore proposed in the advisory opinions on its payment services act to include the virtual asset services as proposed and operated by FATF in Singapore, in the regulatory scope. At the same time, virtual property transactions should produce transactions and income at the reality level, which are fundamentally taxable, but special attention should be paid to how to collect relevant taxes and subsequent criminal considerations in time.

According to the statistics from the Risk Based Security, 3,813 data leakage incidents happened worldwide in the first half of 2019, involving the leakage of up to 4.1 billion entries of data, and representing an increase of 54% compared with the number of data leakage incidents one year earlier. Various industries around the world are suffering from high-frequency data leakage incidents and data security is becoming an important challenge faced by all countries and industries. China’s attitude towards data security and personal information protection has drastically changed from ignorance to directed attention. The formal implementation of the Data Security Law on September 1, 2021 marks the law-based governance of data security. The Data Security Law has established the all-round regulation, governance and protection, from incorporating the data security of individuals, enterprises and public institutions into the security system, thus normalizing the obligations of subjects such as industry organizations and scientific research institutions to protect the data security, in the data field. The promulgation of the Civil Code is also a landmark achievement of personal information protection in China. The Civil Code of China has first distinguished the personal information from the privacy and defined the personal as a separate personality right for protection. This is different from the general protection model of including the scope of personal information for generalized protection adopted in most European countries, also different from the protection model which deems personal information as a type of property right. Article 111 of the Civil Code specifies that “the personal information of natural persons shall be protected by law. Any organization or individual that needs to obtain other persons’ personal information shall obtain the information according to laws and ensure the information security, and shall neither illegally collect, use, process or transmit other persons’ personal information, nor illegally buy, sell, provide or disclose other persons’ personal information”. The Personality Right Volume of the Civil Code stipulates the privacy right and personal information protection in a separate chapter, which reflects the importance China attaches to personal information protection. The Law of the People’s Republic of China on Personal Information Protection, which officially came into force on November 1, 2021, marks a new development stage of personal information protection has arrived in China. Therefore, while building the metaverse space, relevant legislators and industry players must continue to assume the responsibility for personal information protection, promote the improvement of legislation, strengthen industry autonomy and enhance the regulation intensity so as to create green, open, safe and efficient digital platforms.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has come into effect on January 1, 2020 and has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

The Industry Guidelines on Encouraged Foreign Investment (Year 2019) approved by the State Council is hereby promulgated and shall be implemented with effect from 30 July 2019. China has introduced an Industry Guidelines on Encouraged Foreign Investment to encourage and allow foreign-invested enterprises to set up businesses in China. The scope of encouragement mainly includes Agriculture, forestry, husbandry, fishing, Mining, Manufacturing, Information transfer, software and technical services Chinese subsidiaries are principally engaged in the provision of investment and financing consulting and technical services, which fall into the category of “encouraged” or “allowed” under the directory.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, the NDRC and the MOFCOM promulgated the latest Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the Negative List (Edition 2021), which came into effect on January 1, 2022.

Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

Our PRC subsidiary, the VIE and its subsidiaries are mainly engaged in providing virtual content production and digital marketing, and a digital assets provider in the metaverse industry, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiary, the VIE and its subsidiaries have obtained all material approvals required for its business operations.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

We believe that we will not be required to submit an application to the CSRC for the approval of the listing and trading of us on the Nasdaq. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations on Intellectual Property Rights

Patents.    Patents in the PRC are principally protected under the Patent Law of the PRC. Patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs and 20 years for inventions from the date of application.

Copyrights.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software for legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Trademarks.    The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Global Mofy HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiary, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that all of our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate Foreign-invested Enterprises. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of Foreign-invested Enterprises.

According to the above regulations, a Foreign-invested Enterprise should get approval by MOFCOM before its establishment and operation. Global Mofy WFOE is a Foreign-invested Enterprise since established, and has obtained the approval of the local administration of MOFCOM. Its establishment and operation are in compliance with the above-mentioned laws. Global Mofy China is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

According to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance will be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance will be charged.

MANAGEMENT

The following individuals are members of our Board and/or executive management.

Name	Age	Position(s)
Haogang Yang	32	Chief Executive Officer and Chairman of the Board
Wei Zhang	42	Chief Financial Officer
Wenjun Jiang	38	Chief Technology Officer
Qing Li	40	Chief Operating Officer

Haogang Yang, Chief Executive Officer, Director and Chairman of the Board

Mr. Haogang Yang has served as the CEO, Director and Chairman of Global Mofy Cayman since its inception and the CEO and Director of Global Mofy China since July 2017. From June 2014 to June 2017, he co-founded Hangzhou Shixingren Film Technology Co., Ltd. and was mainly responsible for the company’s strategic planning and business development. From August 2012 to May 2014, Mr. Yang served as the marketing supervisor of Shanghai Crystal Digital Technology Co., Ltd. and was mainly responsible for market, public relations and commercial services. Mr. Yang earned his Executive MBA degree from the Cheung Kong Graduate School of Business in 2020 and his bachelor’s degree in project management from Beijing Jiaotong University in 2019.

Wei Zhang, Chief Financial Officer

Ms. Wei Zhang has been the CFO of Global Mofy Cayman since May 2021. From March 2012 to September 2018, she served as the investment director of Chuangdongfang Investment and Lenovo Venture Capital respectively, and was mainly responsible for project investment and post-investment management in the fields of science and technology and greater consumer goods. Prior to that, Ms. Zhang was an auditor at Shanghai Zhonghua Huyin Certified Public Accountants from June 2007 to April 2010 and supervised the audit and financial investigation for the overseas listing of Chinese enterprises. Ms. Zhang earned her MBA degree from Oxford University in 2011 and her bachelor’s degree in accounting from the University of South Australia in 2007.

Wenjun Jiang, Chief Technology Officer

Ms. Wenjun Jiang has been served as the Chief Technology Officer of Global Mofy Cayman since its inception and as the Chief Technology Officer and Director of Global Mofy China since June 2016. Ms. Jiang is concurrently a mentor of the Central Academy of Fine Arts. From April 2010 to June 2016, she was a project supervisor of Beijing Base Media International Visual Art Exchange Co., Ltd. (Base FX), in charge of virtual technology aspect. Prior to that, Ms. Jiang had more than 3 years of working experience in the virtual technology area. Ms. Jiang earned her bachelor’s degree in animation from Hebei University of Economics and Business in 2008.

Qing Li, Chief Operating Officer

Ms. Qing Li has been the Chief Operating Officer of Global Mofy Cayman since March 2021. From October 2018 to February 2021, she served as the General Manager of Beijing Shixing Universe Culture and Media Co., Ltd. and was mainly responsible for the company’s daily production, operation and management activities. Prior to that, Mr. Li served as a partner of Crystal Stone Education from July 2007 to September 2018 and mainly oversaw the company’s daily operation and management activities. At present, Ms. Li is taking the MBA program at Beijing Institute of Technology and earned her bachelor’s degree in interior design from the Beijing Construction University in 2006.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board of Directors

Our board of directors will consist of five directors upon closing of this offering, three of whom shall be “independent” within the meaning of the corporate governance standards of Nasdaq. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of         ,         , and will be chaired by         . We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee will consist of         ,         , and will be chaired by         . We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board;

•        reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of         ,         , and will be chaired by         . We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (as amended) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Code of Business Conduct and Ethics

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees; however, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2021 and 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Haogang Yang,	2021	$55,000	—	—	—	—	—	—	$55,000
CEO	2020	$51,000	—	—	—	—	—	—	$51,000
Wei Zhang,	2021	$37,000	—	—	—	—	—	—	$37,000
CFO	2020	$—	—	—	—	—	—	—	$—
Wenjun Jiang,	2021	$28,000	—	—	—	—	—	—	$28,000
CTO	2020	$19,000	—	—	—	—	—	—	$26,000
Qing Li	2021	$28,000							$28,000
COO	2020	$—							$—

Agreements with Named Executive Officers

On August 1, 2019, Global Mofy China entered into an employment agreement with our Chief Executive Officer, Haogang Yang, for a term of three years. Mr. Yang is entitled to an annual base salary of RMB360,000 (approximately USD55,000). The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

On April 30, 2021, Global Mofy China entered into an at-will employment agreement with our Chief Financial Officer, Wei Zhang. Ms. Zhang is entitled to an annual base salary of RMB240,000 (approximately USD37,000). The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

On March 3, 2021, Global Mofy China entered into an employment agreement with our Chief Technology Officer, Wenjun Jiang, for a term of three years. Ms. Jiang is entitled to an annual base salary of RMB180,000 (approximately USD28,000). Based on prior employment agreement, Ms. Jiang’s annual base salary was RMB132,000 (approximately USD19,000) in 2020. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

On March 24, 2021, Global Mofy China entered into an employment agreement with our Chief Operating Officer, Qing Li, for a term of three years. Ms. Li is entitled to an annual base salary of RMB180,000 (approximately USD28,000). The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law.

Compensation of Directors

For the fiscal years ended September 30, 2021 and 2020, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 5,130,631 ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary shares outstanding immediately after the completion of this offering and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have 14 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	Percent	Number	Percent
Directors and Executive Officers:
Haogang Yang(1)	2,763,810	53.87%	2,763,810%
Wei Zhang	100,000	1.95%	100,000%
Wenjun Jiang	162,095	3.16%	162,095%
Qing Li	19,643	0.38%	19,643%
All directors and executive officers as a group ([4] persons)	2,652,698	51.70%	2,652,698%

5% Shareholders:
James Yang Mofy Limited(2)	2,370,960	46.21%	2,370,960%
Lianhe Universe Holding Group Limited(3)	492,850	9.61%	492,850%
New JOLENE&R L.P.(4)	392,850	7.66%	392,850%
New Luyuchao Limited(5)	284,800	5.54%	284,800%

____________

(1)      Haogang Yang beneficially owns 2,763,810 ordinary shares in total through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control over the 2,370,960 ordinary shares and through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Mr. Yang holds 75% interest and has voting and dispositive control to the 392,850 ordinary shares.

(2)      Haogang Yang beneficially owns 2,370,960 ordinary shares indirectly through James Yang Mofy Limited, a company incorporated under the laws of the BVI and of which Mr. Yang has voting and dispositive control.

(3)      Dengrao Jia beneficially owns 492,850 ordinary shares indirectly through Lianhe Universe Holding Group Limited, a company incorporated under the laws of the BVI and of which Mr. Jia has voting and dispositive control.

(4)      Haogang Yang, Nan Zhang, Qing Li, and Jing Huang beneficially own 392,850 ordinary shares indirectly through New JOLENE&R L.P., a limited partnership formed under the laws of the BVI and of which Haogang Yang holds 75% interest and has voting and dispositive control to the 392,850 ordinary shares.

(5)      Yuchao Lu beneficially owns 284,800 ordinary shares indirectly through New Luyuchao Limited, a company incorporated under the laws of the BVI and of which Mr. Lu has voting and dispositive control.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

See “Business — Contractual Arrangements.”

Employment Agreements

See “Management — Employment Agreements.”

Other Transactions with Related Parties

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Jianru Yang	Business officer of the Company
Ms. Puyu Zhao	Senior management of the Company
Mr. Yuchao Lu	Directly hold a 5.7% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Jiangsu Heshuo Culture Media Co., Ltd	Controlled by Mr. Yuchao Lu

Transactions with related parties

	For the Years Ended September 30,
	2021	2020
	US$	US$
Service fees charged by related parties
Jiangsu Heshuo Culture Media Co., Ltd	$—	$85,130
Lianyungang Zongteng Film Studio	16,028	—
	$16,028	$85,130

Balances with related parties

As of September 30, 2021 and 2020, the balances with related parties were as follows:

	As of September 30,
	2021	2020
	US$	US$
Due from related parties
Mr. Jianru Yang(a)	$—	$73,053
Ms. Puyu Zhao(b)	—	34,906
	$—	$107,959

____________

(a)      On August 1, 2019, the Company entered into an interest-free loan agreement with Mr. Jianru Yang to lend him $139,905 (or RMB1,000,000) with a maturity date of August 1, 2021. The loan was fully collected in December 2019 in advance. On September 3, 2019, the Company entered into another interest-free loan agreement with Mr. Jianru Yang to lend $69,952 (or RMB500,000) with a maturity date of September 3, 2021. The outstanding balance of the loan has been fully collected as of September 30, 2021.

(b)      On August 1, 2019, the Company entered into an interest-free loan agreement with Ms. Puyu Zhao to lend him $69,952 (or RMB 500,000) with a maturity date of August 1, 2021. During the years ended September 30, 2021 and 2020, Mr. Puyu, Zhao repaid the amount of $36,782 and $38,736, respectively. On November 11, 2020, the loan had been fully collected in advance. As of September 30, 2021, there was no outstanding balance due from Mr. Puyu Zhao.

DESCRIPTION OF SHARE CAPITAL

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands, or the “Cayman Islands Companies Law,” on September 29, 2021. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. We will include summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our share capital.

Ordinary Share

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, par value US$0.00001 per share. Subject to the provisions of the Cayman Islands Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering assuming no exercise of the underwriters’ over-allotment option, there will be ordinary shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about            , 2022.

Dividends

Subject to the provisions of the Cayman Islands Companies Law and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)    the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Law, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)     sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Law.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Islands Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)     where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Where the ordinary shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary share to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary share;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Islands Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 45 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 45 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 7 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than 50% of the outstanding shares carrying the right to vote at such general meeting.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall be a quorum.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)     he is prohibited by the law of the Cayman Islands from acting as a director;

(b)    he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)     he resigns his office by notice to us;

(d)    he only held office as a director for a fixed term and such term expires;

(e)     in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)     he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)    he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)    without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Law and our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)     the giving of any security, guarantee or indemnity in respect of:

(i)     money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)    a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)    where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)     any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)    any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)     any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)     any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)    any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Law, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, a statement of the shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)     an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Law and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Law, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism

Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to list our ordinary shares on Nasdaq under the symbol “GMM”. Our application could be rejected by Nasdaq, and this offering may not close until we have received Nasdaq’s approval for our application.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is            .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we plan to list our ordinary shares on Nasdaq, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have             outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount            , ordinary shares will be publicly held by investors participating in this offering, and             ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary shares held by existing shareholders are, and any ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Jiangsu Junjin Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy” on page 61 of this prospectus.

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiary, VIE and its subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Global Mofy Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Global Mofy Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Global Mofy Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jiangsu Junjin Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such Classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 30 of this prospectus.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended September 30, 2021 and 2020.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        advertising investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);

•        persons who acquired our ordinary share pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our ordinary share through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our ordinary share; or

•        persons holding our ordinary share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary share in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary share.

Material Tax Consequences Applicable to U.S. Holders of Our ordinary share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary share. It is directed to U.S. Holders (as defined below) of our ordinary share and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our ordinary share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary share, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ordinary share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary share from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test. Although the law in this regard is unclear, we intend to treat the VIE (including any subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, because we are the primary beneficiary and are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Global Mofy China as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Global Mofy China, and as a result, we are treating Global Mofy China as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Global Mofy China for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary share and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary share and the amount of cash we raise in this offering.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary share from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary share, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary share. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary share.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary share;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary share and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary share as of the close of such taxable year over your adjusted basis in such ordinary share, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary share over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary share included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary share, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary share, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary share. Your basis in the ordinary share will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary share” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary share in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary share, including regarding distributions received on the ordinary share and any gain realized on the disposition of the ordinary share.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary share, then such ordinary share will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary share at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary share on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary share for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary share and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary share and proceeds from the sale, exchange or redemption of our ordinary share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary share, subject to certain exceptions (including an exception for ordinary share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary share.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with Maxim Group LLC, as representative of the Underwriters, or the Representative, in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Underwriters have agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares
Maxim Group LLC

The Underwriter is committed to purchase all the ordinary shares offered by this prospectus if it purchases any ordinary shares. The Underwriter is not obligated to purchase the ordinary shares covered by the Underwriter’s over-allotment option to purchase ordinary shares as described below. The Underwriter is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Underwriter a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), at the offering price per ordinary shares less underwriting discounts and commissions. The Underwriter may exercise this option for 45 days from the date of closing of this offering solely to cover sales of ordinary shares by the Underwriter in excess of the total number of ordinary shares set forth in the table above. If any of the additional ordinary shares are purchased, the Underwriter will offer the additional ordinary shares at $             per ordinary share, the offering price of each ordinary share.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a discount equivalent to seven percent (7%) of the gross proceeds of this offering, expect that it should be six percent (6%) on amount sourced through company’s introduction. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus

The following table shows the underwriting fees/commission payable to the Underwriting with this offering:

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting fees and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$
	$	$	$

____________

(1)      The fees do not include the expense reimbursement as described below.

In addition to the cash commission, we will also reimburse the Underwriter for accountable out-of-pocket expenses not to exceed $200,000. Such accountable out-of-pocket expenses include no more than $           in Underwriter’s legal counsel fees, due diligence and other like expenses not to exceed $           and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $           , background checks expenses not to exceed $ , and DTC eligibility fees and expenses not to exceed $           . We have paid to Maxim Group LLC $35,000 in accountable expenses as advance as of the date hereof, which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $          .

The Underwriter intends to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until 12 months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as lead or managing underwriter, exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Underwriter.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of 180 days from the closing date of this offering , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities.

Our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of up to 6 months after the date of the underwriting agreement between the Company and the Underwriter without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the ordinary shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Application for Nasdaq Listing

We plan to list our ordinary shares on Nasdaq under the symbol “GMM”. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada.    The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any ordinary share in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong.    The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan.    Ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore.    This prospectus or any other offering material relating to the ordinary shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ordinary shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ordinary shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)     as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland.    The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Taiwan.    The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Arab Emirates.    The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom.    This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and advisory fees, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Advisory Fee	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ordinary share sold in the offering.

LEGAL MATTERS

The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by , our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Jiangsu Junjin Law Firm. Ortoli Rosenstadt LLP may rely upon Jiangsu Junjin Law Firm with respect to matters governed by PRC law. Hunter Taubman Fischer & Li LLC is acting as counsel to the Underwriter.

EXPERTS

The consolidated financial statements for the years ended September 30, 2021 and 2020, included in this Registration Statement have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway 21st Floor, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary share offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary share. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GLOBAL MOFY METAVERSE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Global Mofy Metaverse Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Mofy Metaverse Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

New York, New York

March 4, 2022

We have served as the Company’s auditor since 2021.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2021	2020
	US$	US$
ASSETS
Current Assets
Cash	$1,088,694	$8,758
Accounts receivable, net	5,929,638	565,786
Advance to vendors	277,604	897,938
Due from related parties	—	107,959
Loans receivable – current	387,994	356,427
Prepayment and other current assets, net	424,049	92,846
Total current assets	8,107,979	2,029,714

Non-current assets
Property and equipment, net	40,735	11,302
Operating lease right-of-use assets	316,848	442,039
Loans receivable – noncurrent	506,720	356,427
Prepayment and other non-current assets, net	62,905	59,697
Total non-current assets	927,208	869,465

Total Assets	$9,035,187	$2,899,179

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$1,070,343	$289,998
Loans from third parties	1,264,860	184,105
Accounts payable	2,905,682	1,410,742
Advance from customers	522,895	448,430
Tax payable	493,614	3,601
Accrued expenses and other liabilities	237,892	193,448
Operating lease liabilities – current	193,703	86,023
Total current liabilities	6,688,989	2,616,347

Non-current Liabilities
Operating lease liabilities – noncurrent	132,942	309,989
Total non-current liabilities	132,942	309,989
Total Liabilities	6,821,931	2,926,336

Commitments

Equity:
Ordinary Shares (US$0.00001 par value, 5,000,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively)	50	50
Additional paid-in capital	3,112,178	2,293,915
Statutory reserves	39,620	650
Accumulated deficit	(797,850)	(2,175,342)
Accumulated other comprehensive income	5,123	3,694
Total Global Mofy Metaverse Limited shareholders’ equity	2,359,121	122,967
Non-controlling interests	(145,865)	(150,124)
Total equity (deficit)	2,213,256	(27,157)

Total liabilities and equity (deficit)	$9,035,187	$2,899,179

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the Years Ended September 30,
	2021	2020
	US$	US$
Revenues	$14,268,184	$5,042,521
Cost of revenues	(10,990,076)	(3,932,933)
Gross profit	3,278,108	1,109,588

Operating expenses:
Selling expenses	(143,708)	(106,254)
General and administrative expenses	(1,077,102)	(483,650)
Research and development expenses	(661,134)	(1,037,999)
Total operating expenses	(1,881,944)	(1,627,903)

Income (loss) from operations	1,396,164	(518,315)

Other income (expenses):
Interest income	42,690	6,681
Interest expenses	(25,183)	(3,899)
Other income, net	10,488	82,890
Total other income, net	27,995	85,672

Income (loss) before income taxes	1,424,159	(432,643)
Income tax expense	(9,992)	(53,641)
Net income (loss)	1,414,167	(486,284)
Net (loss) income attributable to non-controlling interest	(2,295)	54,975
Net income (loss) attributable to Global Mofy Metaverse Limited	$1,416,462	$(541,259)

Comprehensive income (loss)
Net income (loss)	$1,414,167	$(486,284)
Foreign currency translation gain (loss)	7,983	(8,669)
Total comprehensive income (loss)	1,422,150	(494,953)
Comprehensive income attributable to non-controlling interests	4,259	46,360
Comprehensive income (loss) attributable to Global Mofy Metaverse Limited	$1,417,891	$(541,313)

Earnings (loss) per common share
– Basic and diluted	$0.3	$(0.1)

Weighted average number of common shares outstanding
– Basic and diluted	5,000,000	5,000,000

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Non-controlling interests	Total Equity (deficit)
	Shares	Amount
		US$	US$	US$	US$	US$	US$	US$
Balance as of October 1, 2019	5,000,000	$50	$1,686,029	$—	$(1,633,433)	$3,748	$(196,484)	$(140,090)
Capital contribution	—	—	607,886	—	—	—	—	607,886
Net loss for the year	—	—	—	—	(541,259)	—	54,975	(486,284)
Appropriation to statutory reserve	—	—	—	650	(650)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(54)	(8,615)	(8,669)
Balance as of September 30, 2020	5,000,000	$50	$2,293,915	$650	$(2,175,342)	$3,694	$(150,124)	$(27,157)
Capital contribution	—	—	818,263	—	—	—	—	818,263
Net income for the year	—	—	—	—	1,416,462	—	(2,295)	1,414,167
Appropriation to statutory reserve	—	—	—	38,970	(38,970)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(1,429)	6,554	7,983
Balance as of September 30, 2021	5,000,000	$50	$3,112,178	$39,620	$(797,850)	$5,123	$(145,865)	$2,213,256

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the Years Ended September 30,
	2021	2020
	US$	US$
Cash flows from operating activities
Net income (loss)	$1,414,167	$(486,284)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	23,140	5,703
Provision for doubtful accounts	21,422	—

Changes in operating assets and liabilities:
Accounts receivable, net	(5,302,583)	681,726
Advances to vendors	662,025	1,817,541
Prepayments and other current assets	(323,016)	11,984
Operating lease right-of-use assets	147,482	(356,726)
Prepayments and other noncurrent assets	—	(46,980)
Accounts payable	1,405,228	(32,583)
Advance from customers	49,877	(3,008,518)
Taxes payable	485,017	(97,106)
Accrued expenses and other liabilities	33,716	94,377
Lease liabilities	(89,756)	312,634
Net cash used in operating activities	(1,473,281)	(1,104,232)

Cash flows from investing activities
Purchase of property and equipment	(51,683)	(6,903)
Collection of loans to related parties	112,644	310,751
Loans to third parties	(501,752)	(690,876)
Collection of loans to third parties	359,602	85,646
Net cash used in investing activities	(81,189)	(301,382)

Cash flows from financing activities
Borrowings from third parties	1,060,364	178,430
Proceeds from short-term bank loans	1,059,849	281,056
Repayments of short-term bank loans	(302,583)	—
Capital contributions	805,722	602,899
Net cash provided by financing activities	2,623,352	1,062,385

Effect of foreign exchange rate on cash	11,054	7,260
Net increase (decrease) in cash	1,079,936	(335,969)
Cash at the beginning of the year	8,758	344,727
Cash at the end of the year	$1,088,694	$8,758

Supplemental disclosures of cash flow information:
Income taxes paid	$739	$26,194
Interest paid	$25,183	$3,899

Non-cash transactions of investing and financing activities:
Initial recognition of right-of-use assets	$313,741	$428,410

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy Metaverse Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 09, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Global Mofy Cayman, through its variable interest entity (“VIE”), Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries, mainly engaged in providing virtual content production and online advertising services. Global Mofy Cayman, its wholly-owned subsidiary, VIE and VIE’s subsidiaries (herein collectively referred to as the “Company”). The Company’s headquarters are located in the city of Beijing, China.

Prior to the reorganization described below, the main operating activities of the Company were carried out by Global Mofy China and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively.

As of September 30, 2021, the Company’s major subsidiaries, VIE and VIE’s subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Wholly owned subsidiaries
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
VIE
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
VIE’s Subsidiaries
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	January 4, 2021	PRC	100%	Virtual technology service
Xi’an Shuzi Yunku Technology Co., Ltd (Xi’an Mofy)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy)	February 7, 2018	PRC	60%	Virtual technology service

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 05, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. The described contractual arrangements are as follows:

Consultation and Services Agreement

Pursuant to the Consultation and Services Agreement between Global Mofy WFOE and Global Mofy China, as amended, Global Mofy WFOE is engaged as exclusive provider of management consulting services to Global Mofy Beijing. For such services, Global Mofy China agrees to pay service fees determined based on all of its net income to Global Mofy WFOE or Global Mofy WFOE has obligation to absorb all of the losses of Global Mofy China.

The Consultation and Services Agreement, as amended, remains in effect for 30 years until January 05, 2052. The agreement can be extended only if Global Mofy WFOE gives its written consent of extension of the agreement and Global Mofy China then may extend without reservation.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement, the Global Mofy China Shareholders irrevocably granted Global Mofy WFOE or its designee an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Global Mofy China held by the Global Mofy China Shareholders.

The agreements will terminate at the date on which all of these shareholders’ equity interests of Global Mofy China has been transferred to Global Mofy WFOE or its designee.

Business Operation Agreement

Pursuant to the Business Operation Agreement between Global Mofy China and Global Mofy WFOE, Global Mofy WFOE provides Global Mofy China with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Global Mofy China by Global Mofy WFOE under this agreement, Global Mofy WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Global Mofy WFOE. The service fee should approximately equal to Global Mofy China’s net profit.

Business Operation Agreement remains in effect unless Global Mofy WFOE commits gross negligence, or a fraudulent act, against Global Mofy China. Nevertheless, Global Mofy WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Global Mofy China at any time.

Shareholder Voting Proxy Agreement

Pursuant to the Shareholder Voting Proxy Agreement, the shareholders of Global Mofy China give Global Mofy WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Global Mofy China and to exercise all of their rights as shareholders of Global Mofy China, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Global Mofy China. In consideration of such granted rights, Global Mofy WFOE agrees to provide the necessary financial support to Global Mofy China whether or not Global Mofy China incurs loss and agrees not to request repayment if Global Mofy China is unable to do so. The agreements shall remain in effect for 10 years till January 05, 2032 and will automatically be renewed for another 10 years at the end of the term, unless Global Mofy WFOE notifies other parties in writing 30 days before the expiration date.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Equity Pledge Agreement

Under the Equity Pledge Agreement between Global Mofy WFOE and the Global Mofy China Shareholders, the Global Mofy China Shareholders pledged all of their equity interests in Global Mofy China to Global Mofy WFOE to guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement. Under the terms of the Equity Pledge Agreement, in the event that Global Mofy China breaches its contractual obligations under the Business Operation Agreement, Global Mofy WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Global Mofy China Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Global Mofy WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Global Mofy China Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Global Mofy WFOE’s interest.

The Equity Pledge Agreement shall be effective until the full payment of the service fees under the Business Operation Agreement has been made and upon termination of Global Mofy China’s obligations under the Business Operation Agreement.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of Global Mofy China’s obligations under the Business Operation Agreement, (2) ensure the shareholders of Global Mofy China do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Global Mofy WFOE’s interests without Global Mofy WFOE’s prior written consent and (3) provide Global Mofy WFOE control over Global Mofy China.

The Company believes that Global Mofy China is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Global Mofy China no longer have the characteristics of a controlling financial interest, and the Company, through Global Mofy WFOE, is the primary beneficiary of Global Mofy China and controls Global Mofy China’s operations. Accordingly, Global Mofy China has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Global Mofy China which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Global Mofy China reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Global Mofy China. Global Mofy WFOE is obligated to absorb a majority of the loss from Global Mofy China activities and receive a majority of Global Mofy China’s expected residual returns. In addition, Global Mofy China’s shareholders have pledged their equity interest in Global Mofy China to Global Mofy WFOE, irrevocably granted Global Mofy WFOE an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Global Mofy China and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Global Mofy WFOE. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Global Mofy China and the financial positions, the operating results and cash flows of Global Mofy China and Global Mofy China’s subsidiaries are consolidated in the Company’s consolidated financial statements for financial reporting purposes.

Additionally, pursuant to ASC 805, as the Company and Global Mofy China are under the common control of Mr. Haogang Yang, the Chairman of the Company’s board of directors and CEO, the corporate reorganization was accounted for in a manner similar to a pooling of interests. As a result, the Company’s historical amounts in the accompanying consolidated financial statements give retrospective effect to the Corporate Reorganization, whereby the assets and liabilities of the Global Mofy China and its subsidiaries are reflected at the historical carrying values and their operations are presented as if the Corporate Reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

The carrying amounts of the assets, liabilities and the results of operations of the VIE and VIE’s subsidiaries included in the Company’s consolidated balance sheets and statements of income and comprehensive income, which are prepared before eliminating the inter-company balances and transactions between the VIE and the subsidiaries of the VIE, are as follows:

	As of September 30,
	2021	2020
	US$	US$
Current assets	$8,107,979	$2,029,714
Non-current assets	927,208	869,465
Total Assets	$9,035,187	$2,899,179
Current liabilities	$6,688,989	$2,616,347
Non-current liabilities	132,942	309,989
Total Liabilities	$6,821,931	$2,926,336
	For the Years Ended September 30,
	2021	2020
	US$	US$
Revenues	$14,268,184	$5,042,521
Net income (loss)	$1,414,167	$(486,284)
	For the Years Ended September 30,
	2021	2020
	US$	US$
Net cash used in operating activities	$(1,473,281)	$(1,104,232)
Net cash used in investing activities	$(81,189)	$(301,382)
Net cash provided by financing activities	$2,623,352	$1,062,385

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 10. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•        revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

•        discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

•        limit the Company’s business expansion in China by way of entering into contractual arrangements;

•        impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

•        require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

•        restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% and 40% ownership interest in Beijing Mofy and Xi’an Mofy as of September 30, 2021 and 2020, respectively.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Comprehensive Income to distinguish the interests from that of the Company.

(b) Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, useful lives of property and equipment, the recoverability of long-lived assets, uncertain tax position. Actual results could differ from those estimates.

(c) Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

(d)Accounts receivable, net

Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation expense was $23,104 and $5,703 for the years ended September 30, 2021 and 2020, respectively.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3 years
Leasehold improvement	Shorter of lease terms and estimated useful lives

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Impairment of long-lived assets Other Than Goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2021 and 2020.

(g) Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures, (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

(h) Leases

The Company early adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(i) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual content production for visual effect in movies, television series, animations, games, advertainments, tourisms, and augmented reality (“AR”) and virtual reality (“VR”) technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year. The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into digital marketing contracts with customers, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party advertising agencies, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party agencies for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM” or cost per action “CPA”) for online display.

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists and does not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee (which is provided at the beginning of the license period). The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Disaggregation of revenue

The following table summarized disaggregated revenue for the years ended September 30, 2021 and 2020:

	For the Years Ended September 30,
	2021	2020
	US$	US$
Category of Revenue
Virtual technology service	$6,722,143	$5,042,521
Digital marketing	6,191,046	—
Digital asset development and others	1,354,995	—
	$14,268,184	$5,042,521
Timing of Revenue Recognition
Services transferred at a point in time	$8,077,138	$5,042,521
Services transferred over time	6,191,046	—
	$14,268,184	$5,042,521

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Company satisfies its performance obligations. As of September 30, 2021 and 2020, the balance of advance from customer amounted to $522,895 and $448,430, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

(j) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the consolidated statement of comprehensive income (loss) as incurred.

(k) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(m) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets are expensed when incurred and are included in the research and development expenses.

(n) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended September 30, 2021 and 2020.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2021 and 2020. As of September 30, 2021, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination.

(o) Value added tax (“VAT”)

The Company’s PRC subsidiary, VIE and its subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended September 30, 2021 and 2020, there were no dilutive shares.

(q) Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency. US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions and balances are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	September 30, 2021	September 30, 2020
Year-end spot rate	6.4434	6.7896
	For the Years Ended September 30,
	2021	2020
Average rate	6.5072	7.0056

(r) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(s) Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC. As of September 30, 2021 and 2020, cash balances in the PRC are $1,088,694 and $8,758, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

Major Customers

For the year ended September 30, 2021, three customers accounted for approximately 20%, 10% and 10% of total revenues, respectively. As of September 30, 2021, the balance due from four customers accounted for approximately 38%, 13%, 12% and 12% of the Company’s total accounts receivable, respectively.

For the year ended September 30, 2020, four customers accounted for approximately 18%, 17%, 14% and 13% of total revenues, respectively. As of September 30, 2020, the balance due from two customers accounted for approximately 78% and 19% of the Company’s total accounts receivable, respectively.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

For the year ended September 30, 2021, three suppliers accounted for approximately 24%, 12% and 10% of the total purchases, respectively. As of September 30, 2021, two suppliers accounted for approximately 49% and 16% of the Company’s accounts payable, respectively.

For the year ended September 30, 2020, two suppliers accounted for approximately 17% and 12% of the total purchases, respectively. As of September 30, 2020, five suppliers accounted for approximately 23%, 23%, 18%, 17% and 14% of the Company’s accounts payable, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Impact of COVID-19 Outbreak

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic — the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

During the year ended September 30, 2021, COVID-19 has had limited impact on the Company’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures.

(t) Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after September 15, 2019 for issuers and September 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after September 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after September 15, 2022 and interim periods therein. The Company is still evaluating the impact of accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In September 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after September 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after September 15, 2021, and interim periods within fiscal years beginning after September 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period as of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after July 1, 2021 for public business entities. Early application is permitted. The amendments in this Update should be applied retrospectively. The Company believes the adoption of this new standard will not have a material impact on Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2021	2020
	US$	US$
Accounts receivable	$5,951,273	$565,786
Less: allowance for doubtful accounts	(21,635)	—
Accounts receivable, net	$5,929,638	$565,786

The movement of allowance of doubtful accounts is as follows:

	As of September 30,
	2021	2020
	US$	US$
Balance at beginning of the year	$—	$—
Provision	21,422	—
Foreign exchange translation	213	—
Balance at end of the year	$21,635	$—

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

	As of September 30,
	2021	2020
	US$	US$
Wuyuan Yangyang Culture Media Studio(a)	$387,994	$356,427
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – current	$387,994	$356,427

Wuyuan Yangyang Culture Media Studio(a)	$—	$356,427
Pingnan Motian Culture Media Studio(b)	496,632	—
Hanning Jin(c)	10,088	—
	$506,720	$356,427
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – noncurrent	$506,720	$356,427
Total loans receivable, net	$894,714	$712,854

____________

(a)      On June 28, 2020, Global Mofy China entered into a loan agreement with a third party, Wuyuan Yangyang Culture Media Studio (“Yangyang”) to lend $712,854 (or RMB 4,840,000) for its working capital needs with a fixed interest rate of 5.2% per annum. The amount of $356,427 (or RMB2,420,000) of the loan was due on December 31, 2020. The remaining amount of $356,427 (or RMB2,420,000) of the loan will be due on June 28, 2022. A total of $363,162 (or RMB2,340,000) of the loan was collected in January 2021. As of September 30, 2021, the outstanding balance is $387,994 (or RMB2,500,000).

(b)      On October 20, 2020, Global Mofy China entered into a loan agreement with a third party, Pingnan Motian Culture Media Studio to lend $496,632 (or RMB 3,200,000) for its working capital needs with a maturity date of October 20, 2022. The loan bores a fixed interest rate of 5.2% per annum.

(c)      On January 14, 2021, Global Mofy China entered into an interest-free loan agreement with Hanning Jin, a third party individual, to lend $10,088 (or RMB 65,000) for working capital needs with a maturity date of January 14, 2023.

For the years ended September 30, 2021 and 2020, interest income related to the above loans amounted to $42,164 and $6,428, respectively.

NOTE 5 — LEASES

The Company’s leasing activities primarily consist of three operating leases for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	As of September 30,
	2021	2020
	US$	US$
Operating lease right-of-use assets	$316,848	$442,039

Operating lease liabilities – current	$193,703	$86,023
Operating lease liabilities – noncurrent	132,942	309,989
Total operating lease liabilities	$326,645	$396,012

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	As of September 30,
	2021	2020
Weighted-average remaining lease term (years)	1.96	2.95
Weighted-average discount rate	4.75%	4.75%

During the years ended September 30, 2021 and 2020, the Company incurred total operating lease expenses of $164,899 and $71,282, respectively.

The following table summarizes the maturity of operating lease liabilities as of September 30, 2021:

12 months ending September 30,	Operating
US$
2022	$205,591
2023	135,923
Total lease payments	341,514
Less: imputed interest	(14,870)
Total lease liabilities	$326,645

NOTE 6 — SHORT-TERM BANK LOANS

Short-term borrowings represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of September 30,
	2021	2020
	US$	US$
Bank of Beijing(1)	$465,593	$147,284
Bank of China(2)	310,395	147,284
Bank of Nanjing(3)	310,395	—
Deferred financing costs(4)	(16,040)	(4,570)
Total	$1,070,343	$289,998

____________

(1)      On April 22, 2020, Global Mofy China entered into a loan agreement with Bank of Beijing to obtain a loan of $147,284 (or RMB 1,000,000) for a term from April 22, 2020 to April 21, 2021 at a fixed annual interest rate of 4.35%. The loan was guaranteed by a third party, Beijing Guohuawenke Financing Guarantee Limited. Global Mofy China repaid the loan in full upon maturity in April 2021.

On March 23, 2021, Global Mofy China entered into a loan agreement with Bank of Beijing to obtain a loan of $155,198 (or RMB 1,000,000) for a term from March 23, 2021 to March 22, 2022 at a fixed annual interest rate of 4.35%. The loan is guaranteed by a third party, Beijing Guohuawenke Financing Guarantee Limited.

On September 30, 2021, Global Mofy China entered into a loan agreement with Bank of Beijing to obtain a loan of $310,395 (or RMB 2,000,000) for a term from September 30, 2021 to September 29, 2022 at a fixed annual interest rate of 4.35%. The loan is guaranteed by a third party, Beijing Haidian Technology Financing Guarantee Limited.

(2)      On September 28, 2020, Global Mofy China entered into a loan agreement with Bank of China to obtain a loan of $147,284 (or RMB 1,000,000) for a term from September 28, 2020 to September 27, 2021 at a fixed annual interest rate of 3.75%. The loan is guaranteed by a third party, Beijing Guohuawenke Financing Guarantee Limited. Global Mofy China repaid the loan in full upon maturity in September 2021.

On September 30, 2021, Global Mofy China entered into a loan agreement with Bank of China to obtain a loan of $310,395 (or RMB 2,000,000) for a term from September 30, 2021 to September 29, 2022 at a fixed annual interest rate of 3.85%. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — SHORT-TERM BANK LOANS (cont.)

(3)      On March 12, 2021, Global Mofy China entered into a loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB 1,000,000) for a term from March 12, 2021 to March 11, 2022. On July 29, 2021, Global Mofy China entered into another loan agreement with Bank of Nanjing to obtain a loan of $155,198 (or RMB 1,000,000) for a term from July 29, 2021 to July 28, 2022. Both of these loans bore a fixed annual interest rate of 6.08%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans.

(4)      In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the years ended September 30, 2021 and 2020, the weighted average annual interest rate for the bank loans was approximately 6.35% and 6.58%, respectively. Interest expenses for the above-mentioned loans amount to $25,183 and $3,899 for the years ended September 30, 2021 and 2020, respectively.

NOTE 7 — LOANS FROM THIRD PARTIES

	As of September 30,
	2021	2020
	US$	US$
Loans from third parties – current	$1,264,860	$184,105
Total loans from third parties	$1,264,860	$184,105

In March 2020, Global Mofy China borrowed an interest-free loan of $184,105 (or RMB1,250,000) from a third party, Beijing Innovation Compass Technology Co., Ltd for working capital needs. Global Mofy China repaid the loan in full subsequently in January 2022.

In September 2021, Global Mofy China borrowed an interest-free loan of $139,678 (or RMB900,000) from a third party, Heshengzhongli (Beijing) Technology Co., Ltd, for working capital needs. Global Mofy China repaid the loan in full subsequently in October 2021.

In September 2021, Global Mofy China borrowed an interest-free loan of $775,988 (or RMB5,000,000) from a third party, Beijing Paimian Culture Media Co., Ltd, for working capital needs. Global Mofy China repaid the loan in full subsequently in October 2021.

In September 2021, Global Mofy China borrowed an interest-free loan of $155,198 (or RMB1,000,000) from a third party individual for working capital needs. Global Mofy China repaid the loan in full subsequently in October 2021.

The above loans from third parties are classified as current liabilities on the consolidated balance sheets since there are no maturity dates specified and each loan could be due on demand.

NOTE 8 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Jianru Yang	Business officer of the Company
Ms. Puyu Zhao	Senior management of the Company
Mr. Yuchao Lu	Directly hold a 5.7% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Jiangsu Heshuo Culture Media Co., Ltd	Controlled by Mr. Yuchao Lu

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Transactions with related parties

	For the Years Ended September 30,
	2021	2020
	US$	US$
Service fees charged by related parties
Jiangsu Heshuo Culture Media Co., Ltd	$—	$85,130
Lianyungang Zongteng Film Studio	16,028	—
	$16,028	$85,130

Balances with related parties

As of September 30, 2021 and 2020, the balances with related parties were as follows:

	As of September 30,
	2021	2020
	US$	US$
Due from related parties
Mr. Jianru Yang(a)	$—	$73,053
Ms. Puyu Zhao(b)	—	34,906
	$—	$107,959

____________

(a)      On August 1, 2019, Global Mofy China entered into an interest-free loan agreement with Mr. Jianru Yang to lend him $139,905 (or RMB1,000,000) with a maturity date of August 1, 2021. The loan was fully collected in December 2019 in advance. On September 3, 2019, Global Mofy China entered into another interest-free loan agreement with Mr. Jianru Yang to lend $69,952 (or RMB500,000) with a maturity date of September 3, 2021. The outstanding balance of the loan has been fully collected as of September 30, 2021.

(b)      On August 1, 2019, Global Mofy China entered into an interest-free loan agreement with Ms. Puyu Zhao to lend him $69,952 (or RMB 500,000) with a maturity date of August 1, 2021. During the years ended September 30, 2021 and 2020, Mr. Puyu, Zhao repaid the amount of $36,782 and $38,736, respectively. On November 11, 2020, the loan had been fully collected in advance. As of September 30, 2021, there was no outstanding balance due from Mr. Puyu Zhao.

NOTE 9 — TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Global Mofy HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Global Mofy HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Global Mofy HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (cont.)

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Global Mofy China was approved as an HNTE in October 2020, Global Mofy China is entitled to a reduced income tax rate of 15% beginning October 2020 and is able to enjoy the reduced income tax rate in the next three years.

Kashi Mofy is subject to a preferential income tax rate of 0% CIT for 5 years since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2023 for Kashi Mofy.

Xi’an Mofy and Beijing Mofy were qualified as “small-scaled minimal profit enterprise” and entitled to preferential rate of 5% for the years ended September 30, 2021 and 2020.

Shanghai Mofy was qualified as “small-scaled minimal profit enterprise” and entitled to preferential rate of 5% and 2.5% for the years ended September 30, 2021 and 2020, respectively.

Hainan Mofy was qualified as “small-scaled minimal profit enterprise” and entitled to preferential rate of 2.5% for the years ended September 30, 2021.

The provision for income tax consisted of the following:

	For the years ended September 30,
	2021	2020
	US$	US$
Current income tax expense	$9,992	$53,641
Deferred income tax expense	—	—
Income tax provision	$9,992	$53,641

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Years Ended September 30,
	2021	2020
PRC statutory tax rate	25.0%	25.0%
Effect of preferential tax rate(a)	(21.0%)	0.0%
Non-deductible expenses	2.8%	(16.6%)
Effect of change in valuation allowance	(6.1%)	(20.8%)
Effective tax rate	0.7%	(12.4%)

____________

(a)      The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates for the years ended September 30, 2021 and 2020. For the years ended September 30, 2021 and 2020, the tax saving as the result of the favorable tax rate amounted to $299,437 and $176, respectively, and per share effect of the favorable tax rate were $0.06 and $0.00, respectively.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	As of September 30,
	2021	2020
	US$	US$
Allowance for doubtful debt	$5,409	$—
Net operating loss carry forwards	92,524	175,766
Deferred tax assets, gross	97,933	175,766
Valuation allowance	(97,933)	(175,766)
Deferred tax assets	$—	$—

As of September 30, 2021, the Company has total of net operating loss carry forward of approximately $514,187 in the PRC that expire in 2024. Due to the uncertainty of utilizing these carry forwards, the Company provided a 100% valuation allowance on the deferred tax assets of approximately $97,933 and $175,766 as of September 30, 2021 and 2020, respectively.

Tax payable

The tax payable consisted of the following:

	As of September 30,
	2021	2020
	US$	US$
VAT payable	$487,229	$2,111
Corporate income tax payable	6,385	—
Other tax payable	—	1,490
Tax payable	$493,614	$3,601

NOTE 10 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares is 5,000,000,000 shares with a par value of $0.00001 per share, and 5,000,000 ordinary shares were issued on September 29, 2021. All share and per share data for all the periods are presented on a retroactive basis.

Statuary reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2021 and 2020, the statutory reserves of the Company’s subsidiary, VIE and its subsidiaries have not reached 50% of their respective registered capital. As of September 30, 2021 and 2020, the Company’s PRC subsidiary, VIE and its subsidiaries collectively attributed $39,620 and $650 of retained earnings for their statutory reserves, respectively.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS’ EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary, VIE and its subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of September 30, 2021, and 2020, restricted net assets of the Company’s PRC subsidiary, VIE and its subsidiaries were $3,151,848 and $2,294,615, respectively.

NOTE 11 — SUBSEQUENT EVENTS

On November 14, 2021, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $124,158 (or RMB800,000) of loan for the period from November 14, 2021 to November 14, 2022 with an annual interest rate of 5.225%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company is required to make monthly interest payment with principal due at maturity.

On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third party individual, pursuant to which Global Mofy China will transfer its 100% equity interest in Mofy Hainan for consideration of RMB1. Such transferring was completed on December 3, 2021. Mofy Hainan has no active business operation since its inception on January 4, 2021 and the net liabilities as of September 30, 2021 was $969 (or RMB6,243).

On January 15, 2022, Global Mofy Cayman entered into an equity investment agreement with a third party investor, pursuant to which the investor agreed to invest $2 million in Global Mofy Cayman for 2.5461% equity interest.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through March 4, 2022, the date that the consolidated financial statements were available to be issued.

NOTE 12 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries, VIE and VIE’s subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statement except that the parent company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. The parent company, its subsidiaries, VIE and VIE’s subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the parent company’s stand-alone financial statements,

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

its investments in subsidiaries, VIE and VIE’s subsidiaries were reported using the equity method of accounting. The parent company’s share of income from its subsidiaries, VIE and VIE’s subsidiaries were reported as share of income of subsidiaries in the accompanying parent company financial statements.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of September 30, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Condensed Balance Sheets

	As of September 30,
	2021	2020
	US$	US$
ASSETS
Non-current assets
Investment in subsidiaries, VIE and VIE’s subsidiaries	$2,359,121	$122,967
Total Assets	$2,359,121	$122,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ Equity:
Ordinary Shares (US$0.00001 par value, 5,000,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively)	$50	$50
Additional paid-in capital	3,112,178	2,293,915
Statutory reserves	39,620	650
Accumulated deficit	(797,850)	(2,175,342)
Accumulated other comprehensive income	5,123	3,694
Total shareholders’ equity	2,359,121	122,967
Total liabilities and shareholders’ equity	$2,359,121	$122,967

Condensed Statements of Operations

	For the Years Ended September 30,
	2021	2020
	US$	US$
Share of income (loss) of subsidiaries, VIE and VIE’s subsidiaries	$1,416,462	$(541,259)
Net income (loss)	1,416,462	(541,259)

Other comprehensive income (loss)
Foreign currency translation adjustment	1,429	(54)
Comprehensive income (loss)	$1,417,891	$(541,313)

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of cash flows

	For the Years Ended September 30,
	2021	2020
	US$	US$
Cash flows from operating activities
Net income (loss)	$1,416,462	$(541,259)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share of income (loss) of subsidiaries, VIE and VIE’s subsidiaries	(1,416,462)	541,259
Net cash used in operating activities	—	—

Net (decrease) increase in cash	—	—
Cash at the beginning of the year	—	—
Cash at the end of the year	$—	$—

Ordinary Shares

Globol Mofy Metaverse Limited

Maxim Group LLC

, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon completion of this offering, provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities.

On September 29, 2021, upon inception, we issued 5,000,000 ordinary shares with a par value of US$0.00001 to 13 shareholders, including four shareholders each of whom owns more than 5% of our issued and outstanding ordinary shares. Such four shareholders are James Yang Mofy Limited (holding 2,370,960 ordinary shares), Lianhe Universe Holding Group Limited (holding 492,850 ordinary shares), New JOLENE&R L.P. (holding 392,850 ordinary shares), and New Luyuchao Limited (holding 284,800 ordinary shares). James Yang Mofy Limited, a British Virgin Islands company, and New JOLENE&R L.P., a limited partnership formed under the laws of the British Virgin Islands, are controlled by Haogang Yang, our Chief Executive Officer and Chairman of the Board. No underwriters were involved in these issuances. The above issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

On January 15, 2022, we issued 130,631 shares to a non-U.S. investor for $2,000,000. No underwriters were involved in this issuance. The above issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on            , 2022.

Global Mofy Metaverse Limited
By:
Haogang Yang
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman of the Board of Director	, 2022
Name: Haogang Yang	(Principal Executive Officer)
	Chief Financial Officer	, 2022
Name: Wei Zhang	(Principal Accounting and Financial Officer)
	Chief Technology Officer	, 2022
Name: Wenjun Jiang
	Chief Operating Officer	, 2022
Name: Qing Li

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on             , 2022.

Cogency Global Inc.
By:
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1+	Memorandum and Articles of Association
4.1*	Specimen Certificate for ordinary share
5.1*	Opinion of regarding the validity of the shares being registered
8.1*	Opinion of Jiangsu Junjin Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1+	Business Operation Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China
10.2+	Consultation and Service Agreement dated January 5, 2022 between Global Mofy WFOE and Global Mofy China
10.3+	Form of Share Pledge Agreement
10.4+	Form of Exclusive Call Option Agreement
10.5+	Form of Shareholder Voting Proxy Agreement
10.6+	Employment Agreement with Haogang Yang
10.7+	Employment Agreement with Wei Zhang
10.8+	Employment Agreement with Wenjun Jiang
10.9+	Employment Agreement with Qing Li
10.10+	Form of Agreement for Virtual Technology Service
10.11+	Form of Agreement for Digital Marketing
10.12+	Form of Agreement for Licensing Digital Asset
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1+	List of Subsidiaries
23.1*	Consent of Friedman LLP
23.2*	Consent of (included in Exhibit 5.1)
23.3*	Consent of Jiangsu Junjin Law Firm (included in Exhibit 8.1)
99.1*	Opinion of Jiangsu Junjin Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nomination Committee Charter

____________

*        To be filed by amendment.

+        Filed herewith.